Filed Pursuant to Rule 253(g)(2)

File No, 24-11757

As filed with the Securities and Exchange Commission on March 24, 2022

1300 EAST PIKE PARTNERS LLC

SOLIS SEATTLE, LLC

Units of Limited Liability Company Interest

$4,500,000 Minimum Offering Amount

$6,495,000 Maximum Offering Amount

1300 East Pike Partners LLC (the “Company”) is a newly formed Delaware limited liability company organized for the sole purpose of acquiring a membership interest (the “Interest”) in Solis Seattle, LLC, a Washington limited liability company (“OpCo” and, together with the Company, the “Issuers”). OpCo’s sole asset is a recently constructed, 100% leased, award-winning six-story mixed-use residential/retail building totaling 34,260 net rentable square feet, including approximately 5,960 net rentable square feet of retail space on the first floor, and 28,300 net rentable square feet across 45 residential units for rent on floors two through six (the “Property”). The Property, which was completed on May 22, 2020, is located on approximately 8,960 square feet of land at 1300 East Pike Street, Seattle, Washington. As of December 1, 2021, the retail space is 100% leased to three tenants and all 45 residential units are leased, with 30 of the units subject to lease terms generally ranging from six to 15 months and monthly rental rates ranging from $1,223 to $3,925. Nine of the remaining 15 units are subject to a five-year block rental agreement that expires on July 31, 2025, subject to two additional five-year renewal periods, and the other six units are subject to a rental agreement pursuant to which a third-party manages the rental of the units, including establishing the rental rates, for corporate housing. See “Description of the Property—The Leases” beginning on page 19.

The Company is managed by Brian Heather and Marc Coluccio (together, the “Manager”), who are also the managers of OpCo. For additional information regarding the Manager, see “Management” beginning on page 25.

The Company intends to qualify to be treated as a partnership for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations” beginning on page 37. The mailing address of the principal executive offices of the Issuers is 2909 1st Avenue South, Seattle, Washington 98134 and their telephone number is (503) 360-1109.

The Issuers are offering a minimum of $4,500,000 of units of limited liability company units, or Units, of the Company and a maximum of $6,495,000 of Units at an initial offering price of $250.00 per Unit. This offering is being made on a “best efforts” basis which means that no one is committed to purchasing any Units in this offering. OpCo has engaged LEX Markets LLC (the “Placement Agent”), to act as the lead placement agent in connection with this offering. The Placement Agent may engage additional independent broker dealers as soliciting brokers to assist in distribution of this offering (the “Soliciting Brokers”). Neither the Placement Agent nor any Soliciting Broker is obligated to purchase any Units or sell a specific amount of Units but will use its commercially reasonable “best efforts” to solicit purchases of the Units. OpCo will pay the Placement Agent a placement fee equal to 5.0% of the gross proceeds of the Units sold in this offering (the “Placement Fee”). The Placement Agent is responsible for compensating any Soliciting Brokers out of the Placement Fee, and the Placement Fee will not be increased as result of the engagement of any Soliciting Brokers.

The minimum aggregate investment in the Units is $4,500,000, based on the initial public offering price of $250.00 per Unit. We expect to commence the offering of the Units promptly following the qualification of the offering statement of which this offering circular forms a part and to continue this offering until September 30, 2022. Subscription proceeds will be held in escrow until closing. If we do not receive subscriptions for the total minimum offering amount set forth herein by July 31, 2022, we will cancel this offering and the escrow agents will return promptly all subscription amounts, without interest, in compliance with Rule 10b-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Plan of Distribution—Subscription Process” beginning on page 49. We reserve the right to terminate this offering for any reason at any time.

The Company will receive 100% of the proceeds from this offering. The Placement Agent has agreed to pay the expenses of this offering, other than the Placement fee payable to the Placement Agent. As a result, this is a “no load” offering, and the investors will not be required to pay any organization or offering expenses. The Company will pay LEX Markets LLC an annual platform fee equal to 1.0% of the value of the public float of the Units, which will be initially based on the $250.00 offering price per Unit. The price per Unit will remain the same throughout the term of the offering. Following the completion of the offering, the value of the public float will be based on the average price per Unit for the last 90 calendar days of the immediately preceding calendar year. See “LEX Markets Trading Platform” beginning on page 36.

The Company intends to use all the proceeds of this offering to acquire the Interest. See “Use of Proceeds” beginning on page 17. The Issuers expect that the sole source of funds for any distributions paid in respect of the Units will be distributions from OpCo resulting from our ownership of the Interest. See “Our Distribution Policy” beginning on page 18.

This offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act. In preparing this offering circular, the Issuers have elected to comply with the offering circular disclosure requirements specified in Form 1-A under Regulation A.

Because this offering is being conducted pursuant to Regulation A under the Securities Act, the Issuers are subject to reduced reporting requirements than otherwise required for registration statements filed under the Securities Act. Consequently, investors in this offering will have less information about the Issuers than would be available regarding an issuer of registered securities. This lack of information may make it more difficult for an investor to evaluate an investment in the Units. See “Risk Factors — We are subject to reduced reporting requirements which may make it more difficult for investors to evaluate an investment in the Units.”

In connection with this offering, the Issuers intend to seek to have the Units admitted to trading on an “alternative trading system” (the “ATS”) to be maintained by LEX Markets LLC. See “LEX Markets Trading Platform” beginning on page 36. However, there can be no assurance that an active trading market for the Units will be established or, if established, maintained. As a result, the liquidity of your investment in the Units may be limited.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Investing in the Units involves a high degree of risk, including material income tax risks and risks arising from potential conflicts of interest between the Manager, OpCo and the Company. See “Risk Factors” beginning on page 6 for risks you should consider before buying the Units. You should purchase these securities only if you can afford a complete loss of your investment.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS PASSED UPON THE MERITS OF OR GIVEN ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DO ANY OF THEM PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Price to public	Placement Agent fees		Proceeds to us (1)
Per unit	$250.00		(1)	$250.00
Total minimum	$4,500,000		(1)	$4,500,000
Total maximum	$6,495,000		(1)	$6,495,000

(1)	OpCo has agreed to pay the Placement Agent the Placement Fee equal to 5.0% of the gross proceeds of the Units sold in this offering and to reimburse the Placement Agent for certain expenses. The Placement Agent has agreed to pay the expenses of this offering and is responsible for any expenses in excess of the total Placement Fee and has already paid certain additional expenses of the Placement Agent totaling $243,219, the details of which are described under the heading “Plan of Distribution” beginning on page 49. We are not obligated to reimburse the Placement Agent for such expenses. Accordingly, the Company will receive 100% of the proceeds of the offering, all of which will be used by us to acquire the Interest in OpCo. See “Use of Proceeds” and “Plan of Distribution.”

This Offering Circular follows the Offering Circular disclosure format.

LEX MARKETS LLC

The date of this offering circular is March 24, 2022

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

In this offering circular, 1300 East Pike Partners LLC is referred to as the “Company.” The co-issuer of this offering, Solis Seattle, LLC, is referred to as “OpCo.” The Company and OpCo are referred to together as the “Issuers,” “we,” “us” or “our.” Brian Heather and Marc Coluccio, in their capacity as the managing members of the Company, are together referred to as the “Manager” and in their capacity as the managers of OpCo, are referred to as the “OpCo Manager.”

Please carefully read the information in this offering circular and any accompanying offering circular amendments and supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the Securities and Exchange Commission (the “SEC”), using a continuous offering process. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

We are offering to sell, and seeking offers to buy, the Units only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not, and the Placement Agent has not, authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of the Units shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

The offering circular and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the LEX Markets Platform website, www.LEX-markets.com. The contents of the LEX Markets Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

The Manager and the Placement Agent will be permitted to make a determination that a purchaser of Units in this offering is a “qualified purchaser” in reliance on the information and representations provided by the investor regarding the investor’s financial situation. Before making any representation that an investment does not exceed applicable thresholds, we encourage investors to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage investors to refer to www.investor.gov.

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this offering circular constitute forward-looking statements. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “plans,” “assumes,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “will,” and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this offering circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this offering circular or otherwise make public statements in order to update our forward-looking statements beyond the date of this offering circular.

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SUMMARY

This offering summary highlights information contained elsewhere and does not contain all of the information that investors should consider in making their investment decisions. Before investing in the Units, investors should carefully read this entire offering circular, including the financial statements and related notes included herein. Investors should also consider, among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Issuers

Overview

1300 East Pike Partners LLC, or the Company, is a newly formed Delaware limited liability company organized for the sole purpose of acquiring a membership interest, or the Interest, in Solis Seattle, LLC, or OpCo, a Washington limited liability company. OpCo is a limited liability company that was formed in 2018 and its sole asset is a recently constructed, 100% leased, award-winning six-story mixed-use residential/retail building totaling 34,260 net rentable square feet, including approximately 5,960 net rentable square feet of retail space on the first floor, and 28,300 net rentable square feet across 45 residential units for rent on floors two through six (the “Property”). The Property, which was completed in May 2020, is located on approximately 8,960 square feet of land at 1300 East Pike Street, Seattle, Washington. As of December 1, 2021, the retail space is 100% leased to three tenants and all 45 residential units are leased, with 30 of the units subject to lease terms ranging from six to 15 months and monthly rental rates ranging from $1,235 to $3,925. Nine of the units are subject to a five-year block rental agreement that expires on March 1, 2025, which provides the tenant the option to renew the agreement for two additional five-year periods. The aggregate annual rent payable on the nine units is $296,376 for the first year, with a rental escalation percentage of 2.5% compounding yearly thereafter. Another six units are subject to a Corporate Housing Rental Services Agreement pursuant to which a third-party manages the rental of the units, including establishing the rental rates, for corporate housing. The manager retains 20% of the rental proceeds as a management fee. See “Description of the Property—The Leases” beginning on page 19.

Upon the completion of this offering, the Company will acquire the Interest in exchange for a capital contribution equal to the proceeds of this offering. The Interest will entitle the Company to receive up to a 49.96% share of the profits and losses of OpCo, with the exact amount being determined by dividing the gross proceeds of this offering by $13,000,000 which is the market value of OpCo’s equity in the Property (as defined below) as determined by the OpCo Manager. If we sell Units equal to the total minimum offering amount set forth on the cover of this offering circular, we estimate the Company’s proportionate share will be 34.62%. If we sell Units equal to the total maximum offering amount set forth on the cover of this offering circular, we estimate that the Company’s proportionate share will be 49.96%.

The Company intends to qualify to be treated as a partnership for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations” beginning on page 37. As members of a limited liability company that will elect to be taxed as a partnership, the holders of Units will receive annual Schedule K-1s following the end of each taxable year. Schedule K-1s are usually complex and may require investors to retain sophisticated tax experts to assist the taxpayer in preparing its tax return. See “Risk Factors—Risks Related to Tax Considerations” beginning on page 15. The mailing address of our principal executive offices is 2909 1st Avenue South, Seattle, Washington 98134 and our telephone number is 503) 360-1109.

The Manager

Brian Heather and Marc Coluccio are, together, the Manager and are responsible for directing the management of the Company’s business and affairs and implementing its investment strategy. Messrs. Heather and Coluccio are not required to devote all of their time to the Company’s business and are only required to devote such time to the Company’s affairs as their duties require. The Manager performs its duties and responsibilities to the Company pursuant to the terms of Company’s limited liability company agreement, or the Operating Agreement. The Manager will not receive any compensation for serving as the managing member of the Company. Together with the Property Manager, the Manager, through its affiliation with the Asset Manager, will be paid a management fee equal to 5.0% of OpCo’s gross revenue. A portion of the fee will be paid monthly to the Property Manager, and the remaining portion of the fee will be paid quarterly to the Asset Manager. The Manager also serves as the manager of OpCo. For additional information regarding the Manager, see “Management” beginning on page 25. For additional information regarding the Property Manager and Asset Manager, see “Description of the Property—Property Management Agreements” and “—Asset Management Agreement” beginning on page 21.

The Property

The Property, known as SOLIS, is an innovative, highly energy efficient mixed-use residential/retail building. The building is a certified Passive House per the PHIUS+ 2015 Building Standard released by Passive House Institute US, Inc. (PHIUS). SOLIS was recently named the Best Multifamily Project and Best Overall Project of 2021 by PHIUS. The Property was completed in May 2020 and consists of 34,260 net rentable square feet, including approximately 5,960 net rentable square feet of retail space on the first floor, and 28,300 net rentable square feet across 45 residential units for rent on floors two through six. SOLIS also has shared amenities and a common green space on the roof. As of December 1, 2021, the retail space is 100% leased to three tenants and all 45 residential units are leased. See “—The Property Leases.” The Property is located on approximately 8,960 square feet of land at 1300 East Pike Street, Seattle, Washington. In March 2021, OpCo issued $16,000,000 of Taxable Variable Rate Demand Multifamily Housing Revenue Bonds (the “Bonds”). The Bonds bear interest at variable rates that are reset for each variable period by Stern Brothers, the remarketing agent for the Bonds. As of December 1, 2021, the variable rate portion is 0.09%. In addition to the variable rate, the Bonds are subject to a credit enhancement fee of 2.31% and a remarketing fee of 0.125%. As of December 1, 2021, the interest rate on the Bonds is 2.525%. The maturity date of the Bonds is March 1, 2061, and OpCo is permitted to repay the Bonds at an earlier date subject to certain conditions. Beginning on March 10, 2024, in addition to the variable interest rate, OpCo will be required to deposit monthly payments of principal into a sinking fund to sufficiently amortize the Bonds outstanding at 6% per annum in 360 equal payments. To secure repayment of the Bonds, OpCo has entered into an agreement with Poppy Bank to issue to the indenture trustee of the Bonds an irrevocable, direct-pay letter of credit (the “Letter of Credit”). The Letter of Credit was issued pursuant to the terms of a Reimbursement Agreement between OpCo and Poppy Bank, which obligates OpCo to repay Poppy Bank for draws made by the indenture trustee under the Letter of Credit to pay interest and principal on the Bonds. The obligations of OpCo under the Reimbursement Agreement are secured by a deed of trust on the building and the real property together with an assignment of leases and rents for all revenue generated from tenant leases. In addition, on March 10, 2021, OpCo entered into a Promissory Note with Poppy Bank in the original principal amount of $4,000,000. The promissory note bears interest at the rate of 4.75% per annum and matures on March 10, 2022. Interest only payments are required during the term of the note, with all principal and any unpaid interest being due in full at maturity. For a more complete description of OpCo’s existing indebtedness, see “Description of the Property—Existing Indebtedness” beginning on page 21.

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The Property Leases

The Property is currently subject to three retail lease agreements pursuant to which 100% of the leasable retail space is currently leased. The aggregate annual rent payable by these tenants will be approximately $231,144 for 2022 and $238,078 for 2023. Each of the leases has a fixed rental rate for the first year of the lease term, which rate increases by 3% each year thereafter. The leases expire on November 30, 2025, December 31, 2025 and August 31, 2026, respectively, and each tenant has the option to renew its lease for two additional five-year periods at rental rates equal to fair market rent at such time of renewal. In addition, all 45 of the residential units are leased, with 30 of the units subject to lease terms generally ranging from six to 15 months and monthly rental rates ranging from $1,223 to $3,925. Nine of the units are subject to a five-year block rental agreement that expires on March 1, 2025, which provides the tenant the option to renew the agreement for two additional five-year periods. The aggregate annual rent payable on the nine units is $303,785 for the 12-month period ending July 31, 2022 with a rental escalation percentage of 2.5% compounding yearly thereafter. Another six units are subject to a Corporate Housing Rental Services Agreement pursuant to which a third-party manages the rental of the units, including establishing the rental rates, for corporate housing. The third-party retains 20% of the rental proceeds as a management fee. See “Description of the Property—The Retail Leases” and “—Residential Rental Agreements” beginning on page 19.

Contribution Transaction

The Company will enter into a Contribution Agreement, or the Contribution Agreement, with OpCo. Pursuant to the terms of the Contribution Agreement, the Company will contribute the proceeds of this offering to OpCo in exchange for the Interest. The Interest will entitle the Company to receive a proportionate share of the profits and losses of OpCo of up to 49.96%, with the exact amount being determined by dividing the gross proceeds of this offering by $13,000,000 which is the market value of OpCo’s equity in the Property as established by the OpCo Manager. If we sell Units equal to the total minimum offering amount set forth on the cover page of this offering circular, we estimate that the Company’s proportionate share will be 32.62%. If we sell Units equal to the total maximum offering amount set forth on the cover of this offering circular, we estimate that Company’s proportionate share will be 49.96%. For additional information, see “Contribution Agreement” beginning on page 28.

Organizational Chart

The organizational chart set forth below sets forth the ownership structure of OpCo after giving effect to the Contribution Transaction, assuming the total maximum offering amount has been raised in this offering.

Contribution Transaction

(assumes Maximum Offering Amount)

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The Offering

Issuers	1300 East Pike Partners LLC and Solis Seattle, LLC

Securities offered	Units of limited liability company interest (“Units”). The Units will have the terms described under “Description of Units.”

Distributions	We expect that the sole source of funds for any distributions paid in respect of the Units will be distributions from OpCo resulting from the Company’s ownership of the Interest. The Manager will distribute all funds received by the Company from OpCo, net of expense, principally the Platform Fee payable to LEX Markets, to the holders of the Units within ten (10) business days following receipt. See “Distribution Policy” on page 18.

Price per Unit	$250.00

Offering Type	This offering is being made on a “best efforts” basis and is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act.

Total Minimum Offering Amount/Total Maximum Offering Amount	We are offering a minimum amount of $4,500,000 of the Units (the “Total Minimum Offering Amount”) and a maximum of up to $6,495,000 of the Units (the “Total Maximum Offering Amount”).

Minimum and Maximum Investment	There is a $250.00 minimum investment requirement, and the maximum amount that each investor can purchase is subject to the investment threshold described under “Plan of Distribution—Investment Threshold” on page 49. We can waive the minimum and maximum purchase requirements on a case-by-case basis in our sole discretion. Subscriptions, once received, are irrevocable by the investors but can be rejected by us.

Placement Agent	We have engaged LEX Markets LLC (the “Placement Agent”), to act as our lead placement agent in connection with this offering. The Placement Agent is not obligated to purchase any Units or sell a specific amount of Units, but will use its commercially reasonable “best efforts” to solicit purchases of the Units.

Payment for Units	After the qualification by the SEC of the offering statement of which this offering circular is a part, investors can make payment of the purchase price (i) for investors holding or opening brokerage accounts with LEX Markets LLC, by funding that account by automated clearing house (ACH) debit transfer and following the subscription instructions on the LEX Markets website or (ii) for investors investing more than $50,000 through the manual subscription process, who desire to hold their Units at another U.S. brokerage firm, by wiring funds into a segregated non-interest bearing account at Bank of America, N.A. held by Computershare Trust Company until the initial closing date of this offering, which shall occur on the date that the Total Minimum Offering Amount has been raised. See “Plan of Distribution—Subscription Process” On the closing date, the funds in the account will be released to the Company and the associated Units will be issued to the investors in this offering. If there is no closing of this offering, the funds deposited in the escrow account will be returned promptly to the investors in compliance with Rule 10b-9 under the Exchange Act.

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The Platform	LEX Markets LLC operates the LEX Markets Platform located at www.LEX-markets.com that enables investors to become equity holders in companies that own real estate properties. Through the LEX Markets Platform, investors can browse and screen potential property investments, view details of an investment and sign contractual documents online. After the qualification by the SEC of the offering statement of which this offering circular is a part, the offering will be conducted through the facilities of the LEX Markets Platform, whereby investors will receive, review, execute and deliver subscription agreements electronically. The form of the subscription agreement is attached hereto as Exhibit A (the “Subscription Agreement”). The Company will pay LEX Markets LLC an annual platform fee equal to 1.0% of the value of the public float of the Units (the “Platform Fee”), which will initially be based on the $250.00 offering price per Unit. The price per Unit will remain the same throughout the term of the offering. Following completion of the offering, the public float will be based on the average price per Unit for the last 90 calendar days of the immediately preceding calendar year. For additional information, see “Plan of Distribution – Procedures for Subscribing” and “LEX Markets Trading Platform” on pages 49 and 36, respectively.

Termination Date	The offering will terminate without closing, and all subscription amounts will be promptly returned by the escrow agents in compliance with Rule 10b-9, if: (1) we do not receive subscriptions for the Total Minimum Offering Amount on or before July 31, 2022 or (2) we elect to terminate the offering prior to receiving subscriptions for the Total Minimum Offering Amount. If we do receive subscriptions for the Total Minimum Offering Amount on or before July 31, 2022, we will conduct one or more closings of the offering, the last one of which will occur on the earlier of (a) the date all Shares have been issued or (b) September 30, 2022.

Use of Proceeds	Upon the completion of this offering, the Company will acquire the Interest in exchange for a capital contribution equal to the proceeds of this offering. The Company will contribute all of the proceeds from this offering to OpCo in exchange for the Interest. The Interest will entitle the Company to receive a proportionate share of the profits and losses of OpCo of up to 49.96%, with the exact amount being determined by dividing the gross proceeds of this offering by $13,000,000 which is the market value of OpCo’s equity in the Property as determined by OpCo Manager. If we sell Units equal to the Total Minimum Offering Amount, we estimate that Company’s proportionate share will be 34.62%. If we sell Units equal to the Total Maximum Offering Amount, we estimate that Company’s proportionate share will be 49.96%. See “Contribution Agreement” beginning on page 28. OpCo will use the amount contributed by the Company pursuant to the Contribution Agreement to redeem a portion of the outstanding membership interests in OpCo.

Servicing and Paying Agent	We may engage a third party to act as a servicing and paying agent. We expect that the fee for any such servicing and paying agent will be paid by LEX Markets LLC. See “Distribution Policy” on page 18.

Limitation on Your Investment Amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states that no sale of securities may be made:

In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise, or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser’s:

(1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§230.501)); or

(2) Revenue or net assets for such purchaser’s most recently completed fiscal year end if a non-natural person.

Trading Market	In connection with this offering, we intend to seek to have the Units admitted to trading on an “alternative trading system” or, ATS, maintained by LEX Markets LLC. See “LEX Markets Trading Platform” beginning on page 36. However, there can be no assurance that an active trading market for the Units will be established or, if established, maintained. As a result, the liquidity of your investment in the Units may be limited.

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Information Requirements	Under the terms of the Contribution Agreement, OpCo and the Company will enter into an issuer servicing agreement with Largo Real Estate Advisors, Inc. (“Largo”), an independent service provider, pursuant to which OpCo will provide certain information regarding its ongoing business operations to Largo so that Largo can ensure the Company complies with its periodic reporting obligations under Regulation A. The failure by OpCo to provide the required information to Largo will constitute an event of default by OpCo under the Contribution Agreement, which will result in each holder of Units having the right to put its Units to OpCo. See “Contribution Agreement – Information Rights” on page 29. LEX Markets LLC will pay Largo an annual fee equal to 0.15% of the value of the public float of the Units.

Material U.S. Federal Income Tax Considerations	The Company intends to qualify to be treated as a partnership for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations” beginning on page 37.

Summary Risk Factors	●	The Company will be dependent on the Manager to operate its business.

	●	The Operating Agreement provides that the assets, affairs and business of the Company will be managed under the direction of the Manager. Holders of the Units will not have the right to elect or remove the Manager, and, unlike the holders of common shares in a corporation, will have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. Notwithstanding the foregoing, the authority of the Manager is restricted in the manner described in “Contribution Agreement—Management of OpCo” on page 28.

	●	The leases are subject to termination upon the occurrence of certain events of default. If one or more of leases are terminated as a result of an event of default, the value of your investment could be substantially reduced.

	●	The Company has no operating history, and as of the date of this offering circular, its total assets consist of a nominal amount of cash. There is no assurance that it will achieve its business objectives.

	●	The only source of funds for any distributions payable in respect of the Units will be distributions from OpCo relating to the Company’s ownership of the Interest.

	●	There is no guarantee that any secondary market for the Units will be established or, if established, maintained.

	●	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the rental rate or performance will be for the Property if one or more of the existing leases is terminated. We also cannot predict the future value of the Property.

	●	OpCo’s ownership of the Property will be subject to risks relating to the volatility in the value of the underlying real estate, default on underlying income streams, fluctuations in interest rates, and other risks associated with the operation of real estate generally.

	●	Your investment in the Units will not be diversified.
	●	There is no assurance that you will be treated as a partner for U.S. federal income tax purposes.

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RISK FACTORS

An investment in the Units involves substantial risks. You should carefully consider the following risk factors in conjunction with the other information contained in this offering circular before purchasing the Units. The risks discussed in this offering circular could materially and adversely affect our business, operating results, prospects and financial condition. This could cause the value of the Units to decline and could cause you to lose all or part of your investment. The risks and uncertainties described below represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition as of the date of this offering circular.

The Company is a recently-formed limited liability company with no prior operating history and its business model is untested.

The Company was formed in August 2021 and has no operating history as of the date of this offering circular. We cannot make any assurance that the Company’s business model will be successful. Since inception, the scope of the Company’s operations has been limited to our formation and conducting this offering. It is difficult to predict whether its business model will succeed or if there will ever be any value in the Units.

Investors purchasing the Units will not be purchasing an interest in a diversified portfolio of real estate assets.

The sole source of funds for any distributions paid in respect of the Units will be distributions from OpCo relating to the Company’s ownership of the Interest in OpCo. Investors purchasing the Units will not have the benefit of a diversified portfolio of real estate assets. A consequence of limiting our scope of operations to an investment in a single property is that the aggregate value of the Units is expected to correlate to the value of the Property, which may fluctuate significantly.

Distributions the Company receives from OpCo may be less than estimated, and the Company may experience a decline in realized revenues from time to time, which could adversely affect the value of the Units and the distributions you may receive.

The Property may not achieve the revenues that we anticipate based on its prior performance. Revenues are tied to the leases at the Property. If the distributions the Company receives from OpCo are less than estimated, the value of the Units and the distributions you may receive could decline. OpCo’s revenues could decrease in the future as a result of lease terminations and the then-existing competitive pricing pressure in the local market as well as general economic downturn and the changes in the desirability of the Property compared to other properties. Depending on market rental rates at any given time as compared to expiring leases on the Property, from time-to-time rental rates for expiring leases may be higher than starting rental rates for new leases. If OpCo is unable to obtain sufficient rental rates for the Property, the cash distributions to investors may be materially and adversely affected.

The performance of the Property will fluctuate with general and local economic conditions.

The successful operation of any real estate asset is significantly related to general and local economic conditions. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels and other economic events may decrease demand for real estate, which can result in a greater likelihood of defaults under the existing leases and lower rent and lower occupancy levels. As a result, these factors may adversely affect the value of the Property, the value of the Units and distributions paid to holders of the Units from the operation of the Property.

Investment in the Units is speculative, and each investor assumes the risk of losing his, her or its entire investment.

Investment in the Units is speculative and, by investing, you assume the risk of losing your entire investment. The Company has had no operations as of the date of this offering circular and will be solely dependent upon the efforts of the Manager and the operating results of the Property, all of which are subject to the risks described herein.

Accordingly, only investors who are able to bear the loss of their entire investment and who otherwise meet the investor suitability standards should consider purchasing the Units.

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The valuation of the Property may not reflect the price at which the Property could be sold to a third-party buyer.

The determination of the fair value of real estate assets involves significant judgment. The valuation of the Property is based, in part, on an appraisal, which is an estimate of the value based on a professional’s opinion and may not be an accurate predictor of the amount OpCo would actually receive if it sold the Property. Appraisals can be subjective in certain respects and rely on a variety of assumptions and conditions at a property or in the market in which the property is located, which may change materially after the appraisal is conducted. Among other things, market prices for comparable real estate may be volatile, particularly if there has been a lack of recent transactions in such market. Any resulting lack of observable transaction data may make it more difficult for a property appraiser to determine the fair value of a property. In addition, a portion of the data used by appraisers is based on historical information at the time the appraisal is conducted and subsequent changes to such data may not be adequately captured in the appraised value. Further, implicit in the determination of the market value of a property is a principal assumption that there will be a reasonable time to market the property. As a result, the market value may not reflect the actual realizable value that would be obtained in a rushed sale where time was of the essence.

Risks Related to the Property

OpCo’s performance and value are subject to risks associated with real estate assets and the real estate industry.

OpCo’s ability to make distributions depends on its ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of the Property. These events include, among others, the following:

●	local oversupply or reduction in demand for properties comparable those owned by OpCo;

●	adverse changes in financial conditions of buyers, sellers and tenants of properties;

●	vacancies or OpCo’s inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-lease space;

●	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

●	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes, floods and wildfires, which may result in uninsured or underinsured losses;

●	decreases in the underlying value of the Property;

●	changing submarket demographics; and

●	changing traffic patterns.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect OpCo’s financial condition, results of operations, cash flows and its ability to make distributions.

Uninsured losses could substantially impact the operating results of the Property.

OpCo expects to maintain adequate insurance coverage against liability for personal injury and property damage at the Property. However, there can be no assurance that insurance will be sufficient to cover any such liabilities. Furthermore, insurance against certain risks, such as earthquakes, floods and/or terrorism, may be unavailable or available at commercially unreasonable rates or in amounts that are less than the full market value or replacement cost of the Property. In addition, there can be no assurance that particular risks that are currently insurable will continue to be insurable on an economical basis or that current levels of coverage will continue to be available. If a loss occurs that is partially or completely uninsured, OpCo may lose all or part of its investment in the Property. OpCo may become liable for any uninsured or underinsured personal injury, death or property damage claims arising from the operation of the properties.

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Investments in real estate are subject to other operating and maintenance risks.

The Property will be subject to those risks typically associated with investments in real estate. Fluctuations in construction costs, occupancy rates, rent schedules and operating expenses, among other factors, can adversely affect operating results and render the refinancing of a real estate asset difficult or unattractive. No assurance can be given that any real estate investment, including the Property, can be refinanced at amounts that would provide sufficient proceeds to pay the principal and interest on OpCo’s existing indebtedness. Factors that could affect the value of such real estate investments and that are generally beyond OpCo’s control include the validity and enforceability of leases, vacancy rates, financial resources of tenants, rent levels and sales levels in the local areas of such investments; adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, supply and demand for property, competition, interest rates and real estate tax rates; governmental rules, regulations and fiscal policies, including the effects of inflation and enactment of unfavorable real estate, rent control, environmental or zoning laws, hazardous material laws, uninsured losses and other risks.

OpCo may be unable to lease vacant space or renew expiring leases on attractive terms or on a timely basis.

OpCo may not be able to retain or locate qualified tenants or replacement tenants upon the expiration or termination of a lease and, as a result, we could lose a significant source of revenue while OpCo remains responsible for the payment of its financial obligations. Initial tenants may not renew their leases upon the expiration of their terms and may attempt to terminate their leases prior to the expiration of their terms. The terms of a renewal or new lease, including the amount of rent, may be less favorable to OpCo than the current lease terms, or OpCo may be forced to provide tenant improvements at its expense or provide other concessions or additional services to maintain or attract tenants. Any of these factors could have a material adverse effect on OpCo’s results of operations and financial condition.

A decrease in demand for retail space in the Seattle market could have a material adverse effect on OpCo’s results of operations and financial condition.

A decrease in the demand for retail space in the Seattle market may have a greater adverse effect on OpCo’s business and financial condition than if it owned a more geographically diversified real estate portfolio. A significant portion of the Property’s retail space is leased to tenants within the food service business sector. A downturn in that sector would adversely affect OpCo’s results of operations. In addition, continued lower than normal utilization of in-person retail environments resulting from the COVID-19 virus could result in lower demand for the services provided by our retail tenants, and it is uncertain how utilization levels will be impacted after the pandemic ends.

Failure by any major tenant to make rental payments could have a material adverse effect on OpCo’s results of operations and financial condition.

Any downturn in the businesses of our retail tenants may significantly weaken their financial condition and result in them failing to make payments when due, declining to extend or renew leases upon expiration or declare bankruptcy or be subject to involuntary insolvency proceedings. Any of these actions could result in the termination of such tenants’ leases or the failure to renew a lease and the loss of rental income attributable to the terminated leases. The occurrence of any of these situations with respect to a major tenant could have a material adverse effect on our financial condition and results of operations.

OpCo’s retail space is subject to intense competition.

The retail industry is highly competitive and OpCo’s retail facilities will compete with other retail outlets in Seattle. As a result, tenants that might have been suitable for our space may choose to lease space in other buildings or locations, thereby potentially reducing the leasing demand for the Property. Additionally, overbuilding of retail space may occur in the immediate vicinity of the Property or in the broader geographic market which would increase the amount of rentable square footage available. Further, increased operating costs due to inflation may not be able to be offset by increased rental rates. In the event that OpCo’s retail space does not achieve the levels of profitability assumed by OpCo, its ability to make distributions could be negatively impacted.

Short-term residential leases expose OpCo to the effects of declining market rents.

A majority of OpCo’s direct residential leases are expected to be generally for a term of twelve months. As the leases will permit the residents to leave at the end of the lease term without penalty, OpCo’s rental revenues will be impacted by declines in market rents more quickly than if the leases were for longer terms. If OpCo is unable to promptly renew the leases or relet the residential units, or if the [net effective] rental rates upon renewal or reletting are lower than expected rates, then OpCo’s results of operations and financial condition may be adversely affected. If residents do no experience increases in their income or if they experience decreases in their income or job losses, OpCo may be unable to increase or maintain rent and/or delinquencies may occur.

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Competition could limit OpCo’s ability to lease residential units or maintain rental income.

There are numerous housing alternatives which will compete with our multifamily property in attracting residents. Our property will compete with other multifamily properties, condominiums, single-family homes, third party providers of short-term rentals and serviced apartments, which are available for rent or purchase in the market in which our property is located. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our property as well as on the rents realized.

Defaults or terminations of OpCo’s lease agreements could materially and adversely affect the distributions to be paid to the Company.

The amount of distributions payable by OpCo materially depends on the financial stability of the other parties to OpCo’s lease agreements. A default or termination under any of these agreements would cause the Property to lose the revenue associated with such agreement and may require OpCo to find an alternative source of revenue in order to generate income available for distribution to its members, including the Company. In the event of a default, consisting of a payment or covenant default that is not remedied within the requisite cure period, or bankruptcy of the other party, OpCo may experience delays in enforcing its rights under these agreements and may incur substantial costs re-renting the office space. If a tenant defaults under or terminates its lease with OpCo, OpCo may be unable to enforce its rights as a landlord without delays and might incur significant legal costs. In addition, OpCo may be unable to rent the resulting vacant space at the rates previously received. These events could materially and adversely affect the distributions to be paid from the operation of the Property to the Company. See “Description of the Property—The Leases.”

OpCo’s reliance on a small number of lessees may adversely affect the distributions to be paid to the Company.

The three retail lessees at the Property currently occupy 100% of the retail space and provided approximately 6.48% of OpCo’s revenues as of June 30, 2021. A deterioration in the financial condition or a change in the plan of operations of the other parties to these leases, resulting in the inability of one or more tenants to pay their rent currently and in full, could have a particularly significant effect on the net operating income generated by the Property and the amount available for distribution to the Company and the holders of the Units.

In addition, any of these tenants may become insolvent, may suffer a downturn in business and default on or terminate its agreement with OpCo, or may decide not to renew their lease at maturity. Any of these events would result in a reduction or cessation in rent payments to OpCo from that lessee and would adversely affect the value of Property and the distributions payable to the Company and the holders of the Units.

Competition in the real estate market where the Property is located and other risks may affect the value of the Property, the value of the Units and the distributions payable to the Company.

The market for retail/residential space in Seattle is highly competitive and there can be no assurance that the Property will be able to compete effectively for customers in its market if one or more vacancies occur. New supply may negatively impact demand to lease space at the Property. These risks may affect the value of the Property, the value of the Units and the distributions payable to holders of the Units.

Litigation at the Property may reduce the value of the Property, the value of the Units and the amount of distributions to holders of the Units.

The operation of the Property carries certain specific litigation risks. Litigation may be commenced with respect to the Property in relation to activities that took place prior to OpCo’s investment in the Land. Litigation involving the Property could cause a disruption of operations of the Property and may reduce the value of the Property, the value of the Units and the amount of distributions to holders of the Units.

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An increase in property taxes may reduce the value of the Property, the value of the Units and the amount of distributions to holders of the Units.

The Property is subject to real property taxes and, in some instances, personal property taxes. Such real and personal property taxes may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. An increase in property taxes on the Property could adversely affect OpCo’s results from operations and may reduce the value of the Property, the value of the Units and the amount of distributions to holders of the Units.

Costs associated with any latent environmental issues on the Property could reduce OpCo’s cash available for distribution to the Company.

If the real estate on which the Property is located is found to contain hazardous or toxic substances, OpCo might be required to expend considerable resources remediating the issues. If that were to occur, OpCo’s net distributable income available for distribution to its members, including the Company, could be reduced and the value of the Property could decrease below the amount paid for the Interest.

Risks Related to the LEX Markets Platform

LEX Markets is a development stage company with limited operating history. As a company in the early stages of development, LEX Markets faces increased risks, uncertainties, expenses and difficulties.

LEX Markets LLC (together with its parent LEX Markets Corp., “LEX Markets”) has a limited operating history. LEX Markets intends for current information about offerings and the performance of properties, including this offering and the Property, to be available on the LEX Markets Platform. LEX Markets and its contractors will be responsible for maintaining and expanding the LEX Markets Platform. If LEX Markets is unable to increase the capacity of the LEX Markets Platform and maintain the necessary infrastructure, or if LEX Markets is unable to make significant investments in the LEX Markets Platform on a timely basis or at reasonable costs, investors may not have access to the liquidity expected to be provided by the LEX Markets Platform.

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If LEX Markets were to enter bankruptcy proceedings or cease operations, the operation of the LEX Markets Platform would be interrupted.

If LEX Markets were to enter bankruptcy proceedings or were to cease operations, we would need to find an alternative to the LEX Markets Platform as a mechanism to provide liquidity for secondary trading. There can be no assurance that we would be able to qualify the Units for trading on any other platform.

Any significant disruption in service on the LEX Markets Platform or in its computer systems could reduce the attractiveness of the online platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, the LEX Markets Platform’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of the LEX Markets Platform technology and its underlying hosting services infrastructure are critical to our ability to share information, provide customer service, positive reputation and ability to attract new investment opportunities, new investors, and retain existing investors.

Risks Related to Conflicts of Interest

General

The Manager is also the OpCo Manager. There may be circumstances under which OpCo wishes to take or refrain from taking certain actions that are not in the Company’s best interest. In those circumstances, the Manager may have a conflict of interest between the Company’s interests and the interests of OpCo. There is no assurance that the Manager will resolve any such conflict of interest in the Company’s favor.

The Company has agreed to limit remedies available to it and its investors for actions by the Manager that might otherwise constitute a breach of duty.

The Manager maintains a contractual, as opposed to a fiduciary relationship, with the Company and its investors. Accordingly, the Company and its investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations under the Operating Agreement. Furthermore, the Company will agree in the Operating Agreement to limit the liability of the Manager and to indemnify the Manager against certain liabilities. These provisions may be detrimental to investors because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties. In connection with purchasing the Units, investors will execute subscription documents including signature pages to the Operating Agreement pursuant to which they will become members of the Company and become subject to the provisions set forth in the Operating Agreement.

Risks Related to Investments in Real Estate

OpCo’s performance and the value of the Property are subject to risks associated with real estate investments and the real estate industry generally.

Deterioration of U.S. real estate fundamentals could negatively impact the performance of the Property. Furthermore, because real estate, like many other long-term investments, historically has experienced significant fluctuation and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of the Property. Accordingly, the cash flow of the Property and thus the distributions to be paid to Unit holders will depend on many factors beyond the control of the Company, OpCo and the Manager, including: termination of the existing leases and resulting fluctuations in the average use and rental rates for the Property, changes in the availability of debt financing which may render the sale or refinancing of the Property difficult or impracticable, increases in property taxes and operating expenses, changes in environmental building and zoning laws, casualty or condemnation losses, changes in neighborhood values, changes in the appeal of the Property to those seeking retail/residential space, various uninsured or uninsurable risks, increases in interest rates and the availability of mortgage funds which may render the sale or refinancing of the Property difficult or impracticable, environmental liabilities, acts of God, terrorist attacks, war and other factors.

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The distributions to be received from the Property may be affected by the risks typically associated with the operation and management of real estate properties.

Distributions from the Property may be adversely affected by a number of additional risks, including:

●	natural disasters such as hurricanes, earthquakes and floods and other unexpected environmental conditions;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	adverse changes in national and local economic and real estate conditions;

●	epidemics or pandemics (including COVID-19) or any escalation or worsening thereof;

●	an oversupply of (or a reduction in demand for) retail/residential space in the area where the Property is located and the attractiveness of the Property to prospective tenants;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

●	costs of remediation and liabilities associated with environmental conditions affecting properties; and

●	the potential for uninsured or underinsured property losses.

The value of a commercial real estate property is directly related to its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the Property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. Any decrease in OpCo’s net distributable income would result in an immediate decrease in distributions payable to holders of the Units.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the Company.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent OpCo from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, if any. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

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Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the value of the Property and the distributions to be paid to the Company.

Certain losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all. OpCo may not maintain adequate coverage for such losses. If the Property incurs a casualty loss that is not fully insured, the value of the Property will be reduced by such uninsured loss, which could reduce the value of the Units and the distributions paid to holders of the Units. In addition, other than any working capital reserve or other reserves that may be established, no source of funding will exist to repair or reconstruct any uninsured damage.

Risks Related to Our Organization and Structure

Holders of the Units will not have the right to elect or remove the Manager and, unlike the holders of common shares in a corporation, will only have limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding its business.

The Operating Agreement provides that the assets, affairs and business of the Company will be managed exclusively under the direction of the Manager. The Manager has the authority to make decisions on behalf of the Company and, in its capacity as the OpCo Manager, to make decisions on behalf of OpCo regarding (1) whether to issue additional units in either entity, (2) employment decisions, including the fees payable to the Manager and the OpCo Manager, and (3) whether to enter into material transactions with third parties, subject to the approval of the “independent representative,” as described under the heading “Contribution Agreement—Actions Requiring Representative Approval.” Investors do not have the right to elect or remove the Manager even if the Manager commits, among other things, fraud or other criminal misconduct, unless such conduct would be deemed to be a “disqualification event” under Regulation A. See “Contribution Agreement—Management of OpCo.” In addition, unlike the holders of common shares in a corporation, the holders of the Units have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding its business.

Investors in the Units will have limited voting rights.

Holders of the Units will have voting rights only with respect to matters for which a vote is required under Delaware law, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Units and the liquidation of the Company.

Risks Related to Employee Benefit Plans and Individual Retirement Accounts

In some cases, if investors fail to meet the fiduciary and other standards under ERISA, the Internal Revenue Code of 1986, as amended, or common law as a result of an investment in the Units, investors could be subject to liability for losses as well as civil penalties.

There are special considerations that apply to investing in the Units on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If an investor is making an investment of the assets of any of the entities identified in the prior sentence in the Units, the investor should satisfy itself that:

●	the investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Internal Revenue Code of 1986, as amended (the “Code”);

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●	the investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan’s investment policy;

●	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

●	the investment will not impair the liquidity of the trust, plan or IRA;

●	the investment will not produce “unrelated business taxable income” for the plan or IRA;

●	it will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and

●	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties, and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in the Units constitutes a prohibited transaction under the Code, the “disqualified person” that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested.

Risks Related to this Offering

If there is no active secondary market for the Units, you may have to hold your investment for an indefinite period.

The LEX Markets Platform intends to create a secondary market for the Units, but the LEX Markets Platform must attract sufficient liquidity for secondary trading to be possible. There can be no assurance that the LEX Markets Platform will achieve these objectives. There is currently no secondary market for the Units, and no secondary market may be established or, if established, maintained. If there is no active secondary market for the Units, investors may not be able to liquidate their investment. The Company is not obligated to redeem or liquidate the Units.

The requirements of complying on an ongoing basis with Regulation A of the Securities Act may strain our resources and divert management’s attention.

Because we are conducting an offering pursuant to Regulation A of the Securities Act, we will be subject to certain ongoing reporting requirements. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our resources. The requirements of Regulation A may also make it more expensive for us to obtain manager liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Moreover, as a result of the disclosure of information in this offering circular and in other public filings we make, our business operations, operating results and financial condition will become more visible, including to competitors and other third parties.

If we become subject to regulations governing investment companies, broker-dealers or investment advisers, our ability to conduct business could be adversely affected.

The SEC regulates to a substantial degree the manner in which “investment companies,” “broker-dealers” and “investment advisers” are permitted to conduct their business activities. We believe we will conduct our business in a manner that does not make us an investment company, broker-dealer or investment adviser, and we intend to continue to conduct our business to avoid any such characterizations. If, however, we are deemed to be an investment company, broker-dealer or investment adviser, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would adversely affect our business and our ability to pay distributions to holders of the Units.

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No market or other independent valuation of the Company or any of our equity capital has been used to set the public offering price of the Units.

The public offering price of the Units has been determined solely by us, based on a number of factors, some of which bear no relation to established, formal valuation criteria such as assets, earnings, net worth or book value. We make no representations, whether express or implied, as to the value of the Units and there can be no assurance that the offering price of the Units represents the fair value thereof.

Risks Related to Tax Considerations

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a full discussion of the expected material U.S. federal income tax consequences of owning and disposing of Units.

Our tax treatment depends on each Issuer’s status as a partnership for U.S. federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats either Issuer as a corporation or it becomes subject to entity-level taxation, it would reduce the amount of cash available for distribution to you.

The after-tax economic benefit of an investment in the Units depends largely on each Issuer being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If either Issuer were treated as a corporation for U.S. federal income tax purposes, it would pay tax on its income at the corporate tax rate (which, at the federal level, is currently 21%). If the Company were treated as a corporation, distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed on the Company as a corporation, its cash available for distribution to you would be substantially reduced. Therefore, its treatment as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the Units.

Current law may change so as to cause either Issuer to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to you would be reduced.

Holders of Units will receive partner information tax returns on Schedule K-1, which could increase the complexity of tax returns.

As members of a limited liability company that will elect to be taxed as a partnership, the holders of Units will receive annual Schedule K-1s following the end of each taxable year. The partner information tax returns on Schedule K-1 will contain information regarding the income items and expense items of Company and will allocate a portion of those items to you based on your percentage ownership in the Company. The preparation of annual tax returns for owners of real estate involve a complex series of calculations, and as a result, your Schedule K-1 may be more complicated that others you may have received. Additionally, if you have not received Schedule K-1s from other investments, you may find that preparing your tax return may require additional time, or it may be necessary for you to retain an accountant or other tax preparer, at an additional expense to you, to assist you in the preparation of your return.

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A successful IRS contest of the U.S. federal income tax positions we take may adversely affect the market for the Units, and the cost of any IRS contest will be borne by the unitholders.

Neither Issuer has requested a ruling from the IRS with respect to its treatment as a partnership for U.S. federal income tax purposes or any other matter affecting it. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with all of the positions we take. Any contest with the IRS may materially and adversely impact the market for the Units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by the unitholders because the costs will reduce cash available for distribution.

You may be required to pay taxes on income from the Company even if you do not receive any cash distributions from the Company.

You will be required to pay any U.S. federal income taxes and, in some cases, state and local income taxes on your share of the Company’s taxable income even if you receive no cash distributions from it. Although the Operating Agreement and the OpCo operating agreement require OpCo us to pay certain tax-related distributions, you may not receive sufficient cash distributions from the Company equal to your share of its taxable income or even the tax liability that results from that income.

Tax gain or loss on a disposition of Units could be more or less than expected.

If you sell your Units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those Units. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your Units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and regulated investment companies face unique tax issues from owning Units that may result in adverse tax consequences to them.

Investments in Units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and regulated investment companies (known as mutual funds) raise issues unique to them. For example, some of the Company’s income allocated to organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, may be unrelated business taxable income and may be taxable to them. It is not anticipated that any significant amount of the Company’s gross income will be qualifying income to a regulated investment company. If you are a tax-exempt entity or a regulated investment company, you should consult your tax advisor before investing in the Units.

The Company will treat each purchaser of Units as having the same tax benefits without regard to the actual Units purchased. The IRS may challenge this treatment, which could adversely affect the value of the Units.

Because, among other reasons, the Company cannot match transferors and transferees of Units, it will take depreciation and amortization positions that may not conform to all aspects of the Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefit available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of Units and could have a negative impact on the value of the Units or result in audit adjustments to your tax returns.

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USE OF PROCEEDS

We are offering a minimum of $4,500,000 of Units and a maximum of $6,495,000 of Units. This offering is being made on a “best efforts” basis which means that no one is committed to purchasing any Units in this offering. Accordingly, no assurance can be given as to the amount of Units sold in this offering. OpCo has agreed to pay the Placement Agent a placement fee equal to 5.0% of the gross proceeds of the Units sold in this offering (the “Placement Fee”). The Placement Agent has agreed to pay the expenses associated with this offering, including any fees payable to any Soliciting Brokers. As a result, this is a “no load” offering, and the investors will not be required to pay any organization or offering expenses. The Company will contribute 100% of the gross proceeds of this offering to OpCo to acquire the Interest.

The amount paid by us for the Interest will be used by OpCo to redeem a portion of the limited liability company interests in OpCo outstanding as of the date of this offering circular.

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DISTRIBUTION POLICY

The Company will make distributions to investors of the funds legally available for distribution. We expect that the sole source of funds for distributions will be distributions from OpCo resulting from the Company’s ownership of the Interest. The Manager will distribute all funds received from OpCo, net of expense, (principally the Platform Fee payable to LEX Markets LLC), within ten (10) business days of receipt. When distributions are made to holders of the Units, they will be made in accordance with the terms of the Operating Agreement. As set forth therein, each holder of Units will be entitled to its pro rata share of any distribution made by OpCo to the Company after all fees and expenses payable by the Company have been paid or otherwise provided for. Investors may incur their pro rata share of net losses or net gains for tax purposes, even if no funds are legally available for distribution, which may occur if the Company’s ability to make distributions is limited by third-party contractual provisions.

It is OpCo’s policy to declare quarterly distributions to its unitholders, including the Company; however, except as described below, OpCo has no contractual obligations to make distributions. The declaration and payment of quarterly distributions is subject to the review and approval of the OpCo Manager. Distributions to OpCo’s unitholders are authorized by the OpCo Manager in its sole discretion and declared by us out of funds legally available therefor. We expect that the OpCo Manager, in authorizing the amounts of distributions, will consider a variety of factors, including:

●	actual results of operations and cash available for distribution;
●	debt service requirements and any restrictive covenants in OpCo’s loan agreements;
●	capital expenditure requirements for the Property;
●	our operating expenses;
●	requirements under applicable law; and
●	other factors that the OpCo Manager may deem relevant.

Under OpCo’s operating agreement, OpCo has agreed to make cumulative annual distributions, including any quarterly distributions, of cash sufficient to pay the taxes on its members’ (including the Company) allocable share of OpCo’s taxable income multiplied by the applicable tax rate.

Generally, it will be OpCo’s policy not to pay cash distributions from sources other than cash flow from operations and strategic financings. However, OpCo may fund distributions from any source and there is no limitation in OpCo’s governing documents on the amount of distributions that OpCo may pay from any source, including proceeds from future issuances of securities or other third-party borrowings. Therefore, a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. Distributions in excess of OpCo’s current and accumulated earnings and profits and not treated by OpCo as a distribution will not be taxable to the unitholders under current U.S. federal income tax law to the extent those distributions do not exceed the unitholder’s adjusted tax basis in the OpCo units, but rather will reduce the adjusted basis of such units.

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DESCRIPTION OF THE PROPERTY

The Property

The Property, known as SOLIS, is a recently constructed, 100% leased, award-winning six-story mixed-use residential/retail building totaling 34,260 net rentable square feet, including approximately 5,960 net rentable square feet of retail space on the first floor, and 28,300 net rentable square feet across 45 residential units for rent on floors two through six. SOLIS also has shared amenities and a common green space on the roof. The Property, which was completed in May 2020, is located on approximately 8,960 square feet of land at 1300 East Pike Street, Seattle, Washington. As of the date of this offering circular, the retail space is 100% leased to three tenants, Carignan LLC d/b/a L’Experience Paris, Flight, LLC and Paint Salon, LLC, and all 45 residential units are leased. Thirty of the residential units are subject to lease terms ranging from six to 15 months and monthly rental rates ranging from $1,223 to $3,925, nine residential units are subject to a five-year lease agreement with Sonder USA Inc., and six residential units are subject to a corporate housing rental services agreement with Aplus Housing Inc.

Each residential unit at the Property offers 9-foot ceilings, washers and dryers, key-fobbed entry and high-end finishes. European-style windows with triple-pane glass allow for exceptionally quiet interiors while also improving energy efficiency. The Property also offers an expansive green roof deck with panoramic views of the city skyline, Mt. Rainier and the Olympic Mountains, bike storage/storage lockers, 13 subterranean parking spaces, a dog run and other amenities. Furthering the energy efficiency, ground floor sidewalk awnings all feature solar panels, reducing electricity bills. The Property’s residential floors have been built to Passive House standards (PHIUS+ 2015), providing residents the opportunity to save on utility costs as SOLIS is expected to use up to 70% less energy for heating and cooling. The Property is the largest Passive House certified multifamily project in Washington State, and was also recently recognized as the Best Multifamily Project of the Year and Best Overall Project of the Year for 2021 by Passive House Institute US Inc. (PHIUS).

Lastly, SOLIS participates in Seattle’s Multifamily Tax Exemption (MFTE) Program, a program started to encourage the creation of affordable multi-family housing in the city. SOLIS has been enrolled in the program starting in tax year 2020 as it offers 8 units at rates well-below market in exchange for substantial real estate tax benefits.

The Retail Leases

The retail space on the first floor of SOLIS is currently 100% leased to three tenants subject to the following lease agreements.

L’Experience Paris Lease. On May 1, 2021, Carignan LLC d/b/a/ L’Experience Paris entered into a 64-month lease to rent 3,525 square feet to operate a full-service restaurant, bar and bakery. The annual base rent is $133,950 for the first 12 months ending August 31, 2022, with 3% annual increases for each 12-month period thereafter. The base lease term expires on August 31, 2026. The tenant has the option to extend the lease term for two five-year periods following the initial termination date upon 180 days’ prior written notice. The rental rate for the first 12 months of each renewal period will be set at the then prevailing fair market rental rate for comparable properties, provided that the renewal rate for the first 12 months of the renewal period will not be less than the base rent for the expiring lease year and no greater than 15% higher than the previous lease year (the “Renewal Rate”). The Renewal Rate will be subject to 3% annual increases for each 12-month period thereafter. Reimbursements from the tenant for its pro-rata share of property operating expenses due under the lease is expected to be approximately $7 per leased square foot per year.

Founded in 2007, L’Experience Paris is a French café and bistro with three locations in the Seattle area. The restaurant offers different dining experiences throughout the day, with a core philosophy centered on offering the most authentic French viennoiseries and patisseries, made fresh in-house every morning.

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Flight Wine Lease. On October 3, 2019, Flight, LLC entered into a 62-month lease to rent 1,475 square feet to operate a wine bar and chocolate shop. The annual base rent is $57,731.52 for the 12-month period ending December 31, 2022, with 3% annual increases for each 12-month period thereafter. The base lease term expires on December 31, 2025. The tenant has the option to extend the term of the lease for two five-year periods following the initial termination date upon 180 days’ prior written notice. The rental rate for the first 12 months of each renewal period will be set at the Renewal Rate, subject to 3% annual increases for each 12-month period thereafter. Reimbursements from the tenant for its pro-rata share of property operating expenses due under the lease is expected to be approximately $7 per leased square foot per year.

Flight Wine & Chocolate offers customers the opportunity to pair the best of Washington’s vineyards with house-made chocolates. Flight’s aim is to showcase the beauty of the region’s viticulture while providing chocolate options that complement the wine in a comfortable and inviting setting.

Paint Salon Lease. On July 2, 2020, Paint Salon, LLC entered into 62-month lease to rent approximately 923 square feet to operate a full-service beauty salon. The annual base rent is $38,028 for the first 12 months ending November 30, 2022, with 3% annual increases for each 12-month period thereafter. The base lease term expires on September 30, 2025. The tenant has the option to extend the term of the lease for two five-year periods following the initial termination date upon 180 days’ prior written notice. The rental rate for the first 12 months of each renewal period will be set at the Renewal Rate, subject to 3% annual increases for each 12-month period thereafter. Reimbursements from the tenant for its pro-rata share of property operating expenses due under the lease is expected to be approximately $9 per leased square foot per year.

Paint Salon is a women-owned beauty salon that places an emphasis on clean beauty and sustainable employment practices. Paint Salon offers a range of services in a space designed to convey the high-end nature of these services with a calming atmosphere.

Under each of these leases, the tenants are responsible for the maintenance and repair of their leased premises and for their pro rata share (as defined in the applicable lease agreement) of all operating costs of the building, including taxes, the landlord’s insurance premiums and deductibles, water, sewage and other utilities, janitorial and other cleaning services and refuse and trash removal.

Residential Rental Agreements

The Property has 45 residential units, which, as of the date of this offering circular, are all rented. Of the total residential units, 5 are studio units, 35 are one-bedroom units, and 5 are two-bedroom units. Thirty units are subject to short-term leases, between six to 15 months, with monthly rental rates ranging from $1,223 to $3,925. All renewals and new leases for these units are expected to be for 12-month periods. As of December 1, 2021, the aggregate potential rent of the 30 residential units subject to leases with individuals is estimated to be $72,844 per month, excluding any allowance for temporary vacancy, concessions or uncollected rent. According to REIS, the vacancy rate in King County, Washington (including Seattle) as of September 30, 2021 was 5.9%. Another nine units are subject to a five-year block rental agreement. Another six units are subject to a Corporate Housing Rental Services Agreement pursuant to which a third-party manages the rental of the units, including establishing the rental rates, for corporate housing.

Sonder Rental Agreement. On September 24, 2019, OpCo and Sonder USA Inc. (“Sonder”) entered into a Lease Agreement pursuant to which Sonder rents nine residential units consisting of one studio unit, seven one-bedroom units and one two-bedroom unit. All Sonder units are located on the third floor of the Property. The aggregate rent payable on these units is $303,785 for the 12-month period ending July 31, 2022 with a rent escalation equal to 2.5%, compounding yearly, during the initial term. The base lease term ends on July 31, 2025. Sonder has the option to extend the term of the agreement for two five-year periods following the initial termination date upon 180 days’ prior written notice. The rental rate for the first 12 months of each renewal period will be an amount equal to 108% of the average rents charged by OpCo for comparable units at the Property, with a rent escalation equal to the rate by which the average annual rent of comparable units at the Property has increased since the first day of the prior lease term but no greater than 3.5%. In addition, Sonder is also obligated to pay OpCo an amount equal to $165 per unit per month for electricity, water and sewer services, heating and air conditioning, building-wide Wi-Fi and trash and recycling collection services. This cost increases at the same rate as the rent escalation.

Sonder is a next-generation hospitality company innovating through tech-enabled service and inspiring, thoughtfully designed accommodations. Sonder provides a variety of accommodation options, from spacious rooms to fully equipped suites and apartments in 38 global markets across North America, Europe, and the Middle East. In April 2021, Sonder announced its intention to go public via a SPAC merger.

Aplus Housing Rental Agreement. On October 27, 2020, OpCo and Aplus Housing, Inc. (“Aplus”) entered into a Corporate Housing Rental Services Agreement pursuant to which Aplus markets and operates six residential units at the Property for use as corporate housing rentals. Pursuant to the agreement, Aplus has the sole discretion to determine the marketing techniques, rental rates and length of stay for each of the applicable units. Aplus retains 20% of the rental proceeds from the units as a management fee and remits the remainder to OpCo. The agreement remains in effect until it is terminated by either Aplus or OpCo upon 30 days’ prior written notice, provided that OpCo needs to honor any reservations existing as of the date of termination. Under this agreement, OpCo is obligated furnish, at its own cost, all appropriate utilities for these units, including gas, electricity, sewer, water, cable, internet and trash removal. As of the date of this offering circular, all Aplus units are occupied and generate gross rental revenue of approximately $22,160 per month.

Aplus Housing is a local Seattle-area corporate housing operator. Founded in 1998, Aplus has successfully relocated thousands of clients to the Seattle area with a product geared toward longer-term stays reaching 30 days or more. Aplus offers a variety of services including bi-monthly or monthly cleaning, included utilities, and groceries delivered at check-in. Aplus operates 5 locations throughout the Seattle area.

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Existing Indebtedness

On March 10, 2021, OpCo issued $16,000,000 of Taxable Variable Rate Demand Multifamily Housing Revenue Bonds (the “Bonds”). The Bonds bear interest at variable rates that are reset for each variable period by Stern Brothers, the remarketing agent. As of December 1, 2021, the variable rate portion is 0.09%. In addition to the variable rate, the bonds are subject to a credit enhancement fee of 2.31% and a remarketing fee of 0.125%. As of December 1, 2021, the interest rate on the Bonds is 2.525%. The maturity date of the Bonds is March 1, 2061, and OpCo is permitted to repay the Bonds at an earlier date subject to certain conditions. Beginning on March 10, 2024, in addition to the variable interest rate, OpCo will be required to deposit monthly payments of principal into a sinking fund to sufficiently amortize the Bonds outstanding at 6% per annum in 360 equal payments. To secure repayment of the Bonds, OpCo has entered into an agreement with Poppy Bank to issue to the indenture trustee of the Bonds an irrevocable, direct-pay letter of credit (the “Letter of Credit”). The Letter of Credit was issued pursuant to the terms of a Reimbursement Agreement between OpCo and Poppy Bank, which obligates OpCo to repay Poppy Bank for draws made by the indenture trustee under the Letter of Credit to pay interest and principal on the Bonds. The obligations of OpCo under the Reimbursement Agreement are secured by a deed of trust on the building and the real property together with an assignment of leases and rents for all revenue generated from tenant leases.

In addition, on March 10, 2021, OpCo entered into a Promissory Note with Poppy Bank in the original principal amount of $4,000,000 (the “Promissory Note”). The Promissory Note bears interest at the rate of 4.75% per annum and matures on March 10, 2022. Interest only payments are required during the term of the Promissory Note, with all principal and any unpaid interest due in full at maturity. It is expected that the Promissory Note will be refinanced through the Commercial Property Assessed Clean Energy (C-PACE) program when it becomes available in the State of Washington, or, in the event that C-PACE financing is not available in the State of Washington, will be refinanced at terms similar to the Bonds.

Property Management Agreements

The day-to-day operations of the Property are managed by Madrona Real Estate Services LLC (the “Property Manager”) pursuant to the terms of a multi-family property management agreement and commercial property management agreement, each made between OpCo and the Property Manager (the “Property Management Agreements”). The Property Management Agreements renew automatically for successive one-year terms unless terminated by either OpCo or the Property Manager with or without cause upon 30 days’ prior written notice. The management fees payable to the Property Manager under these agreements are three and a half percent (3.5%) of gross rental income derived from the operation of the residential portion of the Property excluding income derived from the Sonder lease, and five percent (5%) of gross rental income derived from the operation of the retail portion of the Property, both payable monthly. The responsibilities of the Property Manager under the Property Management Agreements include, among other things:

●	Performing rental and other income collections from tenants and payment of operating expenses;
●	Leasing the Property to creditworthy tenants subject to lease agreements approved by OpCo;
●	Terminating leases and prosecuting the collection of delinquent rent;
●	Responding to and resolving tenant requests and complaints;
●	Repairing and maintaining the Property in a good state of repair and condition, and make purchases of and payment for any repairs, maintenance, furnishing, or equipment as deemed necessary; and
●	Furnishing operating statements, bank statements, financial statements, and Property status updates.

Asset Management Agreement

SolTerra Capital, Inc. (the “Asset Manager”), oversees the general management of the Property pursuant to the terms of an asset management agreement between OpCo and the Asset Manager (the “Asset Management Agreement”). The Asset Management Agreement renews automatically for successive one-year terms unless terminated by either OpCo or the Asset Manager with or without cause upon 30 days’ prior written notice. The asset management fee payable to the Asset Manager under this agreement is one and a half percent (1.5%) of gross rental income derived from the operation of residential portion of the Property and five percent (5%) of the gross rental revenue derived from the Sonder lease, payable quarterly. The Asset Manager receives no fee from the gross rental revenue derived from the retail portion of the Property. In addition to overseeing the activities of the Property Manager, the Asset Manager will also provide administrative support in managing the needs OpCo, engaging and supervising professionals who provide services to OpCo including any accountants and attorneys, making strategic or financial decisions, formulating marketing plans and making competitive assessments.

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Environmentally Conscious, Sustainable Development

From the beginning, SOLIS was conceived as a prototype for the use of smaller scale, more ecologically friendly technologies in a larger mid-rise residential format. Passive House, a term which originated during the oil crisis of 1973-1974 in response to higher energy prices, is a design process which aims to produce buildings with low energy requirements for heating and cooling. Passive house projects have been built all over the world, beginning with small row houses in Europe and North America to today where standards have expanded from residential developments to office and educational uses.

Passive House design standards are voluntary guidelines set to reduce the negative effects of building operations in their local environments. These guidelines are set so that steps to reduce energy consumption also achieve substantial cost savings by operating the property more efficiently. Once built, buildings which achieve Passive House certification are required to pass tests in a variety of areas including:

●	Airtightness of the building envelope (<0.05 cubic feet per minute-square feet of building envelope area)
●	Efficiency of ventilation systems (advanced energy recovery and climate control systems to exchange energy from normally exhausted air with incoming air from the outdoors)
●	Building insulation to reduce heat transfer through exterior surfaces (materials with high R-values, use of green roofs to improve efficiencies)
●	Windows which provide low thermal conductivity (triple-paned, argon filled, well insulated with U-values under 0.23 BTU per hour-square feet-degrees Fahrenheit)

SOLIS has been certified a Passive House by PHIUS under the PHIUS+ 2015 standards. As a result, SOLIS operates with up to 70% less energy usage for heating and cooling, providing for a substantially reduced ecological footprint while also passing along significant energy savings to tenants and creating a living environment which is more comfortable, quiet and healthy. In addition to Passive House building standards, SOLIS features solar panels on all ground floor awnings.

The developer of SOLIS, SolTerra Capital Inc., specializes in the construction, ownership, and management of high-quality, sustainable buildings in Seattle, Washington and Portland, Oregon. Through its projects, the developer hopes to reduce the impact of real estate on the environment while creating comfortable spaces for people to live and create urban community. SOLIS has received a number of accolades for design and innovation including:

●	Best Overall Project of the Year (2021), Passive House Institute US
●	Best Multifamily Project of the Year (2021), Passive House Institute US
●	Certified Seattle’s Largest Passive House Project (2021), Passive House Institute US
●	Best Design for Energy Efficiency (2021), Pacific Coast Builder Conference
●	Multifamily Residential Development of the Year (2020), by NAIOP of Washington State
●	Perfect Energy Star rating (100)

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Market Overview

SOLIS is located in the heart of Seattle’s Capitol Hill Pike-Pine corridor, one of the most vibrant and desirable residential neighborhoods in Seattle. The Property, which features a nearly perfect 99 Walk Score, is also located in close proximity to Seattle’s Central Business District and South Lake Union submarkets, home to some of the fastest growing large companies in the world. Over 325,000 jobs among the city’s largest employers are within a short commute of the Property including Amazon’s global headquarters as well as regional offices for Google, Expedia and Meta (formerly Facebook). SOLIS is also located a short walk from Microsoft’s shuttle service pick-up/drop-off location offering an easy commute option to its eastside headquarters. The Property’s residents also benefit being a short walk from the underground Capitol Hill station, connecting residents to the larger Seattle metro from the University of Washington in the north to Seattle-Tacoma International Airport in the south. The Downtown Seattle Westlake Station stop is only one stop away. SOLIS residents also enjoy access to Capitol Hill area educational and medical facilities, as well as amenities such as Whole Foods and a wide variety of neighborhood coffee shops.

Seattle’s hot job market is one of the primary reasons why well-located, modern housing is in high demand. Job creation in Seattle has significantly outpaced population growth, pushing the local unemployment rate to as low as 2.1%. Amazon, the nation’s second largest private employer, recently announced that it has 12,500 open positions to fill in the Seattle area, more than in any other city. The pool of higher income jobs in Seattle has expanded. Over the last eight years, median income in Seattle has grown at over 25% above the national average. As a result, over the same period, the Seattle market has experienced a 40% increase in new rental housing, according to REIS, and new units have been quickly absorbed and rent increases have outpaced the national average. Over the last eight years, Seattle has experienced over 45% indexed growth in median rent, outpacing other leading US cities such as San Francisco and New York City. The local employment market is forecast to remain one of the strongest in the country with total annual employment growth projected at 2.5% and annual household income growth projected at 4.3% over the next three years, outpacing national growth expectations.

While Seattle’s job market continues to expand, the cost of owning a home in Seattle has also become substantially more expensive. As of July 2021, home prices in Seattle were up 25.5% from July 2020, Seattle’s highest year-over-year increase every recorded, and a higher rate of increase when compared to every other market but Phoenix and San Diego. Demand for multi-family housing in Seattle has benefited as a result. Forecasts of strong job and population growth, coupled with slowing supply growth, will help further tighten the area’s for-rent housing market.

Operating Strategy and Growth Plan

The Property’s central location, high quality finishes and amenities, and benefits related to being built to Passive House standards make SOLIS attractive to renters. The Company believes that OpCo’s operating strategy leaves OpCo well positioned to capitalize on these qualities in a strong for-rent market to further enhance the value of the Property in the following ways:

Increase rents upon rollover of residential leases, benefit from retail leases with contractual escalations

The Property is currently 100% leased. As residential leases turn over, the Manager intends to increase revenue over time by increasing rents synchronously with the rising rents for comparable high-quality space in the neighborhood. Residential units that are not managed by Sonder or Aplus have staggered lease terms. As residential leases expire, it is anticipated that an average of 1-2 units per month will rollover and be subject to limited downtime for new leases, allowing the Company to increase effective rents. Rollover of 1-2 units per month is in line with current vacancy levels in the broader market. The retail units are leased through at least November 2025 with contractual annual 3% rent escalations and multi-year options to renew at market rates.

New Passive House construction, significantly lower utility costs, lower projected capital expenditures

The Property, completed in 2020, was designed in accordance with the exacting construction standards needed to achieve Passive House certification (PHIUS+ 2015). Premium materials were used to build to a high-performance building standard which allows SOLIS to provide a comfortable interior living environment using significantly less energy than comparable standard-built buildings. This is achieved by utilizing heat pump and energy recovery technology combined with an exceptional thermal envelope to improve air quality while reducing electricity use. The Manager plans to actively manage expenses and maximize the Property’s Passive House benefits. It is expected that the Property will use up to 70% less energy for heating and cooling, providing significant ongoing cost savings to tenants.

Due to the quality and recency of construction, OpCo expects that few capital expenditures will be required in the near future. As a requirement of the Bond financing, the Manager must deposit $1,125 per month into a replacement reserve account to be used for any material replacements and property repairs. As of the date of this offering circular, and per the lease agreement with L’Experience Paris, there is also approximately $105,000 available to fund tenant improvements. Depending on the timing of this offering, these funds may have been partially or fully expended.

Maintain eligibility for Multifamily Tax Exemption

The Property is eligible for Seattle’s Multifamily Tax Exemption (MFTE) as over 20% of the Property’s leasable residential units are offered at rates well below-market to serve renters earning 60-90% of the area’s median income. As part of the program, OpCo is exempt from paying real estate tax on the multi-family portion of the Property for a total period of 12 years. The tax break began when the Property opened for business in 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. You should not place undue reliance on forward-looking statements, and you should consider carefully the statements made in “Risk Factors” and elsewhere in this offering circular that identify important factors that could cause actual outcomes to differ from those expressed or implied in our forward-looking statements, and that could materially and adversely affect our business, operating results and financial condition.

This Management’s Discussion and Analysis should be read together with the financial statements and notes thereto, included elsewhere in this offering circular.

Overview

The Company was formed on August 24, 2021 and has conducted no operations other than those related to our organization and the preparation of this offering. The Company will not conduct any business activities except for administrative functions and activities relating to monitoring the Interest. The Company has not generated any revenues and has relied on LEX Markets LLC to provide funding for its operations to date. The Company’s lack of operating history makes it difficult for potential investors to evaluate the potential success of its business and to assess its future viability.

Assuming the successful completion of this offering and the consummation of the transactions contemplated by the Contribution Agreement, all of the Company’s revenues will be comprised of distributions received from OpCo relating to the Interest.

Liquidity and Capital Resources

The Company is dependent on the proceeds from this offering to acquire the Interest. As of the date of this offering circular, the Company’s assets are nominal and it has limited cash on hand. As of the date of this offering circular, LEX Markets LLC has paid for initial organizational expenses and certain expenses related to this offering and will continue to fund any expenses in excess of the total placement fee.

As indicated in the financial statements included elsewhere in this offering circular, as of October 13, 2021, the Company had $500 in cash, representing the Manager’s contribution to the Company’s initial capitalization.

We will be required to obtain the capital required to purchase the Interest and conduct our operations from the sale of the Units through our offering under Regulation A of the Securities Act. For information regarding the anticipated use of proceeds from this offering, see “Description of the Property” and “Use of Proceeds” beginning on pages 19 and 17, respectively.

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MANAGEMENT

General

Because the Issuers are organized as limited liability companies, they do not have a “board of directors.” The Manager and the OpCo Manager perform the function of a board of directors for the Company and OpCo, respectively. Under the terms of the respective operating agreements, the Company and OpCo have agreed to limit the liability of the Manager and the OpCo Manager, respectively, and to indemnify the Manager and the OpCo Manager, respectively, against certain liabilities. The Manager will not receive any compensation for its services as the managing member of the Company.

Brian Heather and Marc Coluccio, together the Manager and OpCo Manager, are Seattle-based real estate professionals with a track record of developing, building and managing commercial properties in Seattle, WA and Portland, OR that help create thriving sustainable communities in urban environments. The Manager’s portfolio currently consists of 5 properties located in the states of Washington and Oregon, with an aggregate estimated value of approximately $80,000,000

Following the closing of this offering, assuming the total maximum amount of Units is sold, Messrs. Heather and Coluccio will, together, own 49.96% of OpCo. The Manager, in addition to being OpCo Manager, is also the managing member of five other assets that have been developed by SolTerra Capital Inc.

Certain information regarding the executive officers of the Manager and the OpCo Manager, and their positions and ages are as follows:

Name	Position (1)	Age
Brian Heather	Manager	43
Marc Coluccio	Manager	38

(1)	The business address of each of Messrs. Heather and Coluccio is 2909 1st Avenue South, Seattle, Washington 98134.

Brian Heather, Manager. Mr. Heather is the Chief Executive Officer of SolTerra Capital Inc. where he sets the strategic direction for the firm. Mr. Heather launched SolTerra Capital in 2014 after many years of working in the sustainable technology industry. Prior to SolTerra, Mr. Heather founded companies which brought sustainable technologies such as solar power generation and living green walls to the commercial real estate market. Mr. Heather is certified LEED AP and LEED GRP, and was a 2012 recipient of the “40-under-40” award from the Puget Sound Business Journal. Mr. Heather has a BA from The University of Washington and an MBA from Massachusetts Institute of Technology.

Marc Coluccio, Manager. Mr. Coluccio is the Chief Operating Officer of SolTerra Capital Inc. Since joining in 2017, Mr. Coluccio has run day to day operations including development, financing and asset management functions. Prior to SolTerra, Mr. Coluccio held a number of executive roles in companies he started in the telecommunications space. Mr. Coluccio has also been involved for many years in financing and vetting real estate opportunities for his family construction business. Mr. Coluccio has a BA from The University of Washington and an MBA from INSEAD.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table cites the beneficial ownership of the Units as of the date of this offering circular for each person or group that holds more than 5% of the Units, for each executive officer and the executive officers as a group. Because the Company is organized as a limited liability company, it does not have a “board of directors.”

Upon the execution of the Operating Agreement at or prior to the qualification of this offering, the Manager will receive two Units, representing 100% of the then-outstanding Units. The Company’s voting securities consist solely of the Units.

Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. Affiliates of the Company and the Manager may purchase Units in this offering, but only at the same price and on the same terms as other investors in this offering. We will not reserve any portion of the Units being offered for sale in this offering for sale to any of the foregoing or any other person.

Title of Class	Name and Address of Owner(1)	Number of Units	Amount Acquirable	Percent of Class
Units	Brian Heather, Marc Coluccio	2	N/A	100%

(1)	The business address of the Manager is 2909 1st Avenue South, Seattle, Washington 98134.

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CONFLICTS OF INTEREST

General

The Manager is also the OpCo Manager. There may be circumstances under which OpCo wishes to take or refrain from taking certain actions that are not in the Company’s best interest. In those circumstances, the Manager may have a conflict of interest between the Company’s interests and the interests of OpCo. There is no assurance that the Manager will resolve any such conflict of interest in the Company’s favor.

Messrs. Heather and Coluccio, together the Manager, have the authority to make decisions on behalf of the Company, and, in their capacities as the OpCo Manager, Messrs. Heather and Coluccio have the sole authority to make decisions on behalf of OpCo, regarding (1) whether to issue additional units in either entity, (2) employment decisions, including the fees payable to the Manager and the OpCo Manager, and (3) whether to enter into material transactions with third parties, subject to the approval of the “independent representative,” as described under the heading “Contribution Agreement—Actions Requiring Representative Approval.”

Duties to Investors

The Manager maintains a contractual, as opposed to a fiduciary relationship, with the Company and its investors. Accordingly, the Company and its investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, the Company has agreed in the Operating Agreement to limit the liability of the Manager and to indemnify the Manager against certain liabilities. These provisions may be detrimental to investors because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties. By purchasing the Units, investors will be treated as having consented to the provisions set forth in the Operating Agreement.

Furthermore, investors do not have the right to elect or remove the Manager even if the Manager commits, among other things, fraud or other criminal misconduct, unless such conduct would be deemed to be a “disqualification event” under Regulation A. See “Contribution Agreement—Management of OpCo.”

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CONTRIBUTION AGREEMENT

The Company’s investment in OpCo will be made pursuant to the terms of a Contribution Agreement to be entered into between the Company and OpCo. The following summary is not intended to be complete and is qualified in its entirety by reference to the form of the Contribution Agreement, a copy of which is filed as an exhibit to the offering statement of which this offering circular forms a part.

Contribution

Upon the completion of this offering, the Company will acquire the Interest in exchange for a capital contribution equal to the proceeds of this offering. The Interest will entitle the Company to receive a pro rata share of the profits and losses of OpCo. The amount of the pro rata share will depend on the amount of the gross proceeds of this offering. If we sell Units equal to the Total Minimum Offering Amount, we estimate that the Company’s pro rata share will be 34.62%. If we sell Units equal to the Total Maximum Offering Amount, we estimate that the Company’s pro rata share will be 49.96%.

Distributions

The Company will be entitled to distributions in respect of the Interest in OpCo as may be made from time to time. Such distributions will be the sole source of cash available for distributions on the Units. See “Distribution Policy” on page 18.

Actions Requiring Representative Approval

If OpCo proposes to enter into a “material related party transaction,” the OpCo Manager will retain, on behalf of OpCo, an “independent representative” to review and approve the proposed transaction. The OpCo Manager will make the determination as to whether a transaction constitutes a material related party transaction in its sole discretion. The Contribution Agreement will prohibit OpCo from engaging in any such transaction unless the transaction is approved by the independent representative. The independent representative will be selected by the OpCo Manager in its sole discretion, provided that such person must meet the “director independence” standards of the New York Stock Exchange as set forth in the New York Stock Exchange Listed Company Manual.

Management of OpCo

Pursuant to the terms of the Contribution Agreement, OpCo will agree to revise the terms of its operating agreement to provide for the restrictions on OpCo’s actions and to grant to the Company certain additional control rights, as described below:

●	OpCo will be required to make certain tax elections and certifications as specified by the Company to ensure the public transferability of the Units.

●	OpCo will be required to conduct its operations in such a manner so as permit the Company to be able to rely on the “Qualifying Income Exception” so as to avoid being treated as a “publicly traded partnership” under Section 7704 of the Code.

●	OpCo will be required to maintain a loan-to-value ratio of debt secured by real estate, including the Property, of not greater than 75%.

●	OpCo will be required to distribute its income and submit to the oversight of an independent income distribution servicer to be selected by the Company.

●	OpCo will be prohibited from entering into any material related party transactions without the approval of an independent representative meeting the “director independence” standards of the New York Stock Exchange, who would be appointed as needed.

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●	the OpCo Manager:

●	Must, at all times, be the Manager;

●	Must co-invest in the equity of OpCo; and

●	Will be automatically removed as the OpCo Manager and the Manager if it engages in any activity that would constitute a “disqualification event” under Rule 262 of Regulation A.

●	Notwithstanding the presumption in Delaware law to the contrary, the holders of the Units will be granted standing as proper plaintiff to bring a derivative action challenging OpCo’s management.

●	OpCo may not cross-collateralize OpCo’s assets to support non-OpCo loans.

●	OpCo must provide all information required for the Company to comply with its ongoing disclosure obligations under Regulation A.

●	OpCo must take all actions necessary in order for the Company to comply with its ongoing LEX Platform obligations.

Information Rights

Information Provided to the Company

Pursuant to the terms of the Contribution Agreement, OpCo will be required to enter an amended and restated operating agreement pursuant to which OpCo will need to provide to the Company the following information:

●	within 120 days after the end of each fiscal year (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Projections (as defined below) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year, and (iii) a statement of members’ equity as of the end of such year, all such financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and audited and certified by OpCo’s independent public accountants;

●	within 45 days after the end of each of the first six months of each fiscal year of OpCo, unaudited statements of income and cash flows for such period, an unaudited balance sheet and a statement of members’ equity as of the end of such period, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP); and

●	such other information relating to the financial condition, results of operations or prospects (financial or other) of OpCo or the Property as the Company may from time to time reasonably request; provided, however, that OpCo will not be obligated to provide information that OpCo reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form reasonably acceptable to OpCo); or the disclosure of which would adversely affect the attorney-client privilege between OpCo and its counsel.

Information Provided to the Service Provider

Under the terms of the Contribution Agreement, OpCo and the Company will enter into an issuer servicing agreement with Largo Real Estate Advisors, Inc. (“Largo”), an independent service provider, pursuant to which OpCo will provide the following information to Largo in order for the service provider to ensure the Company complies with its periodic reporting obligations under Regulation A.

●	Basic property information, such as site plans and square footage;

●	Property financials, including pro forma operating projections, schedules of capital expenditures and operating statements;

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●	Property leasing, including copies of all leases and amendments, rent schedules, and billing models;

●	Property operating agreements, such as service contracts, license agreements and management agreements;

●	Third party reports, including an environmental report, appraisal and audit;

●	Representations from the property owner, including insurance, compliance with contracts and litigation;

●	Loan information, including the loan agreements and any outstanding balances;

●	Information on the maintenance of escrow/reserve balances;

●	A real estate owner questionnaire;

●	Lease amendments or departures/downsizings by certain tenants and/or subtenants;

●	Certain capital expenditures;

●	Information on capitalization events, including loan modification, refinancings or dispositions;

●	Changes in management of any special purpose entity, property owner, property management or leasing agent;

●	Material litigation proceedings; and

●	Any representation made that is no longer valid and cannot be cured within 30 days.

If OpCo fails to provide any such information to Largo, then such failure will constitute an “event of default” under the Contribution Agreement. Upon the occurrence of any event of default under the Contribution Agreement, each holder of Units will have the right, for a period of 60 days following the expiration of the 30-day default cure period, to cause the OpCo to purchase such holder’s Units at a price per Unit equal to the purchase of such Units plus any accrued but unpaid distributions (how is this determined as distributions are not previously set, i.e. nothing accrues). LEX Markets LLC will pay Largo an annual fee equal to 0.15% of the value of the public float of the Units.

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DESCRIPTION OF UNITS

On or prior to the time of qualification of this offering circular by the SEC, the Company will enter into the Operating Agreement. The membership interests are referred to herein as “Units.” We are offering up to 25,980 Units, for an aggregate amount of $6,495,000 pursuant to this offering circular. The following description of the Units is based upon the Company’s certificate of formation, the Operating Agreement, and applicable provisions of law, in each case as currently in effect. This discussion does not purport to be complete and is qualified in its entirety by reference to the certificate of formation and the Operating Agreement, copies of which are filed with the SEC as exhibits to this offering circular.

Upon the execution of the Operating Agreement at or prior to the qualification of this offering, the Manager will purchase one Unit, representing 100% of the outstanding Units.

The Company was formed for the sole purpose of acquiring the Interest. It will not conduct any business activities except for administrative services and monitoring its investment in OpCo.

Organization and Duration

The Company was formed on August 24, 2021, as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act (“DLLCA”). It will remain in existence until liquidated in accordance with the Operating Agreement.

Purpose and Powers

Under the Operating Agreement, the Company is permitted to engage in such activities as determined by the Manager that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon the Company and the Manager pursuant to the Operating Agreement relating to such business activity, provided that the Manager is prohibited from engaging in certain activities without obtaining the approval of holders of a majority of the Units.

Manager and its Powers

The Company is a manager-managed limited liability company as set forth in Section 401 and Section 101 of the DLLCA. The Manager will be the manager of the Company.

Pursuant to the Operating Agreement, the Manager will have complete and exclusive discretion in the management and control of the Company’s affairs and business, subject to the requirement to obtain consent from the holders of the Units for certain actions, and shall possess all powers necessary, convenient or appropriate to carrying out our purposes and business, including doing all things and taking all actions necessary to carry out the terms and provisions of the Operating Agreement.

Pursuant to the Operating Agreement, the Manager shall have full authority in its discretion to exercise, on behalf of the Company and in the name of the Company, all rights and powers of a “manager” of a limited liability company under the DLLCA necessary or convenient to carry out the Company’s purposes. Any person not a party to the Operating Agreement dealing with the Company will be entitled to rely conclusively upon the power and authority of the Manager to obligate us in all respects, and to authorize the execution of any and all agreements, instruments and other writings on behalf of the Company and in its name.

The Manager will have sole voting power over all matters regarding the operations of the Company, except as described below under “—Voting Rights.”

Notwithstanding the foregoing, the authority of the Manager is restricted in the manner described in “Contribution Agreement—Management of OpCo” beginning on page 28.

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Membership Interests

As of the date of this offering statement, there are two Units issued and outstanding and they are held by the Manager. The Company issued the Units to the Manager concurrently with entering into the Operating Agreement.

Voting Rights

On each matter where the members have a right to vote, each Unit shall be entitled to and shall constitute one (1) vote, and all Units shall vote together as a single class. In determining any action or other matter to be undertaken by or on behalf of the Company, each member shall be entitled to cast a number of votes equal to the number of Units that such member holds, with the power to vote, at the time of such vote. Unless otherwise set forth in the Operating Agreement, or otherwise required by the DLLCA, the taking of any action by the Company which requires a vote of the members as set forth above shall require the receipt of votes from members holding a majority of the Units to constitute a quorum. In determining the outcome of any vote at a meeting, members that abstain or do not vote will effectively be counted as votes against such action.

Subject to the DLLCA, the Manager will have sole voting power over all matters, including: mergers, consolidations, acquisitions, winding up and dissolution; except, the Manager shall not have the authority to do any the following without first obtaining the prior approval or consent of holders of a majority of the Units:

●	amend, waive or fail to comply with any material provision of the Operating Agreement; or

●	lease, transfer, assign or otherwise dispose of all or substantially all of our assets other than in our ordinary course of business.

An approval of holders of a majority of the Units is required for the above listed events. Units beneficially owned by the Manager shall have no voting rights.

Removal

The Manager may not be removed by the members, unless the Manager engages in conduct that would constitute a “disqualification event” under Regulation A.

Agreement to be Bound by the Operating Agreement

By purchasing a Unit, you will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each holder of Units and each person who acquires a Unit from a holder must agree to be bound by the terms and conditions of the Operating Agreement.

Member Voting

The Units have one vote per unit, shall vote together as a single class and that vote may be taken at a meeting or may be taken via a written consent in lieu of a meeting.

The Company will provide holders of Units with not less than ten (10) and no more than sixty (60) days’ prior notice of any meeting or any action subject to a vote of holders of Units. To constitute a quorum, at least a majority of the Units eligible to vote on such matter or such higher percentage of Units as may be required for such action must be represented in person or by proxy. At any meeting or on any matter that is to be voted on or consented to by holders of Units, the then holders of the Units, may vote in person or by proxy, and such vote may be made, and a proxy may be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law. Units beneficially owned by the Manager shall have no voting rights.

The Company has elected to be governed by paragraphs (b), (c), (d) and (e) of Section 212 of the Delaware General Corporation Law (the “DGCL”) and other applicable provisions of the DGCL, as though we were a Delaware corporation and as though holders of the Units were stockholders of a Delaware corporation. Such sections generally regulate proxies for any voting purposes.

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In addition, OpCo has provided holders of Units standing as proper plaintiff to bring a derivative action challenging OpCo’s management, notwithstanding the presumption under Delaware law to the contrary. See “Contribution Agreement—Management of OpCo” beginning on page 28.

Member Distributions

The Company’s net income will be paid 100% to the holders of the Units, pro rata in proportion to the number of Units held by each member. There can be no assurance as to the timing of a distribution or that the Company will pay a distribution at all. There are no contractual restrictions on the Company’s ability to make distributions and if any are to be made in the future, such decision will be at the discretion of the Manager and will depend on our then current financial condition and other factors deemed relevant by the Manager. Under the OpCo operating agreement, OpCo is obligated to make cumulative annual distributions, including all anticipated quarterly distributions, to its members, including the Company, to cover tax liabilities. See “Distribution Policy.”

Put Right

Upon the occurrence of an event of default under the Contribution Agreement regarding information to be provided by OpCo to Largo, the holders of the Units will have a 60-day right to cause OpCo to repurchase their Units for a price per Unit equal to the purchase price of such Units plus any accrued but unpaid distributions. See “Contribution Agreement—Information Rights.”

Limited Liability

The liability of each member of the Company will be limited as provided in the DLLCA and as set forth in the Operating Agreement. No member of the Company will be obligated to restore by way of capital contribution or otherwise any deficits in its capital account (if such deficits occur).

The DLLCA provides that a member of a Delaware limited liability company who receives a distribution from such company and knew at the time of the distribution that the distribution was in violation of the DLLCA shall be liable to the Company for the distribution for three years. Under the DLLCA, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of that company, other than liabilities to members on account of their equity interests and liabilities for which the recourse of creditors is limited to specific property of that company, would exceed the fair value of the assets of that Company. The fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of a company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the DLLCA, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to that company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from that company’s operating agreement.

Exculpation and Indemnification of the Manager and Others

Subject to certain limitations, the Operating Agreement limits the liability of the Manager and its affiliates, any of the Company’s members, any person who is our officer and any person who serves at the request of the Manager on behalf of us as an officer director, independent representative, partner, member, stockholder or employee of such person (referred to together as the “Protected Persons” or in the singular as the “Protected Person”).

Exculpation

No Protected Person will be liable to the Company or the Manager or any other member of the Company for any action taken or omitted to be taken by it or by other person with respect to the Company, including any negligent act or failure to act, except in the case of a liability resulting from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of the Operating Agreement or conduct that is the subject of a criminal proceeding. With the prior consent of the Manager, any Protected Person may consult with legal counsel and accountants with respect to the Company’s affairs (including interpretations of the Operating Agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether a Protected Person acted with the requisite degree of care, such Protected Person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the board members, officers, employees, consultants, attorneys, accountants and professional advisors of the Company selected with reasonable care, provided, that no such Protected Person may rely upon such statements if it believed that such statements were materially false.

The Manager may not be liable to the Company or the members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since provision has been made in the Operating Agreement for exculpation of the Manager. Therefore, purchasers of Units have a more limited right of action than they would have absent the limitation in the Operating Agreement.

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Indemnification

To the fullest extent permitted by law, the Company will indemnify, hold harmless, protect and defend each Protected Person against any losses, claims, damages or liabilities, including reasonable legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person’s right to indemnification under the Operating Agreement, and any amounts expended in respect of settlements of any claims approved by the Manager (collectively referred to herein as the “Liabilities”), to which any Protected Person may become subject:

●	by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of the Company; or

●	by reason of the fact that it is or was acting in connection with the activities of the Company in any capacity or that it is or was serving at the request of the Company as a partner, stockholder, member, board members, managers of the Manager, the independent representative, officer, employee, or agent of any Person; unless, such Liability results from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or intentional and material breach of the Operating Agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful).

Any indemnification provided under the Operating Agreement is limited thereunder to the extent of the Company’s assets only. Further, insofar as the foregoing provisions permit indemnification for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reimbursement of Expenses

The Company will reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other costs and expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to the Operating Agreement and for all costs and expenses, including fees, expenses and disbursements of attorneys, reasonably incurred by such Protected Person in enforcing the indemnification provisions of the Operating Agreement, provided, that such Protected Person executes a written undertaking to repay the Company for such reimbursed or advanced costs and expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by the Operating Agreement.

Amendment of the Operating Agreement

Amendments to the Operating Agreement may be proposed only by or with the consent of the Manager and must be approved by a majority vote of the holders of the Units. Further, the Manager does not need consent of the Units to amend the Operating Agreement for, among others, the following actions: (i) to evidence the joinder of a new member of the Company; (ii) in connection with the transfer of Units by members; (iii) as otherwise required to reflect capital contributions, distributions and similar actions; or (iv) as necessary or appropriate, in the sole discretion of the Manager, to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

The Company will continue as a limited liability company until terminated under the Operating Agreement. The Company will commence winding up upon the first to occur of the following (the “Dissolution Event”):

●	Upon the determination of the members with the approval of the Manager;

●	The Company’s and/or OpCo’s insolvency or bankruptcy;

●	The sale of all or substantially all of the Company’s and/or OpCo’s assets; or

●	The entry of a decree of judicial dissolution under Section 18-802 of the DLLCA.

The Dissolution Event shall be effective on the day on which such event occurs and immediately thereafter the Company will commence its winding up during which its affairs shall be wound up in accordance with the terms of the Operating Agreement.

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Books and Reports

The Company is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with Generally Accepted Accounting Principles in the U.S. For financial reporting purposes and federal income tax purposes, the Company’s fiscal year and its tax year are the calendar year.

Term and Removal of the Manager

The Operating Agreement provides that the Manager will serve as the Company’s sole Manager for an indefinite term, but the Manager will be automatically removed if the Manager ceases to serve as the sole manager of OpCo. Pursuant to the terms of the OpCo operating agreement, the OpCo Manager will be automatically removed if it engages in any activity that would constitute a “disqualifying event” under Rule 262 of Regulation A.

Transfer Agent

We intend to engage Computershare to be our transfer agent and registrar for the Units. Computershare’s address is at 150 Royall Street, Canton, Massachusetts 02021 and its telephone number is (781) 575-2000.

Investment Amount Limitations

There is a $250 minimum purchase requirement. The maximum amount that each investor can purchase is subject to the investment threshold described under “Plan of Distribution—Investment Threshold” on page 49. We can waive the minimum or maximum purchase requirements on a case-by-case basis in our sole discretion. Subscriptions, once received, are irrevocable by the investors but can be rejected by us.

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LEX MARKETS TRADING PLATFORM

General

LEX Markets Corp. and its broker dealer subsidiary LEX Markets LLC, through the LEX Markets Platform, seek to make commercial real estate investment liquid and accessible to investors. The LEX Markets Platform is intended to allow users to invest in a single property and to build a portfolio of select properties through an online marketplace of individual properties. The investments will be freely tradable as there is no restriction period.

The LEX Markets Platform is intended to permit investors to purchase an ownership interest in a commercial real estate project on terms that would ordinarily not be available to retail investors. The LEX Market Platform is intended to enable investors to benefit from liquidity, low transaction costs and low minimum investment requirements as compared to traditional commercial real estate investments.

The LEX Markets Platform is comprised of (a) a front-end order management system (OMS) that enables users to research securities offered by LEX Markets and enter orders to buy or sell them, and (b) a matching engine that crosses buy and sell orders and reports trades to brokers for clearing and settlement and to the FINRA OTC Trade Reporting Facility. The matching engine is operated by LEX Markets LLC as an Alternative Trading System (ATS) in compliance with Regulation ATS.

In consideration for the Platform Fee, pursuant to the terms of the LEX ATS Issuer Agreement, which is the agreement for participation in the LEX Markets Platform, LEX Markets LLC agrees to provide the Company with a comprehensive solution to assist the Company to comply with the Company’s ongoing disclosure obligations under Regulation A and a venue tailored for secondary trading of the Units. This includes assisting the Company in engaging third-party providers for services such as legal advisory work, periodic audit services, filing and compliance services associated with state securities laws (Blue Sky), transfer agent services, and tax preparation services such as the distribution of Form K-1s to Unit holders. This summary of services provided by LEX Markets is not intended to be complete and is qualified in its entirety by reference to the form of the LEX ATS Issuer Agreement, a copy of which is filed as an exhibit to the offering statement of which this offering circular forms a part.

Blue Sky Requirements for Secondary Trading

While Regulation A preempts state Blue Sky laws with respect to initial offerings, it does not as to secondary market trading. To facilitate secondary market trading, the Company intends to rely upon the unsolicited broker transactions and manual publication exemptions available under most state Blue Sky laws. In states that do not offer unsolicited broker transaction or manual publication Blue Sky exemptions, the Company will either register as required by state law or the LEX Markets Platform will not allow primary or secondary market trading by residents of such state(s).

Eligibility Criteria

In order to be eligible to participate on the LEX Markets Platform, the Company must meet the following eligibility criteria throughout the term of participation:

●	The Unit must have assigned CUSIP numbers and be eligible for DTC Continuous Net Settlement;

●	The Company must engage a transfer agent approved by LEX Markets;

●	The Company must comply with the applicable Blue Sky requirements;

●	The Company must timely file all continuous and other reporting requirements under the Securities Act, including without limitation, the requirements of Regulation A;

●	The Manager must own at least 5% of the Units or an equivalent interest in the Company that is pari passu with an investment in the Units;

●	Material related party transactions must be reviewed and approved by an ad hoc independent board member;

●	The fiduciary duties of the Manager cannot be disclaimed;

●	The Company must maintain a public company director and officer insurance policy with a least $3,000,000 of coverage; and

●	The Company must not be the subject of any material enforcement proceeding brought by a regulator or criminal enforcement authority, and maintain status that prevents “bad actor” disqualification of “covered person” under Regulation A.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective holders of Units who are individual citizens or residents of the United States. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. We have not obtained, and do not intend to obtain, any opinion of counsel or ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Unless the context otherwise requires, references in this section to “us” or “we” are references to 1300 East Pike Partners LLC.

The following section does not comment on all U.S. federal income tax matters affecting the Company or its unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their Units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Units being taken into account in an applicable financial statement and persons deemed to sell their Units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local, and foreign tax consequences. Accordingly, we encourage each prospective holder of Units to consult his or her own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to him or her of the ownership or disposition of Units and potential changes in applicable laws.

Partnership Status

A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his or her share of items of income, gain, loss and deduction of the partnership in computing his or her U.S. federal income tax liability, regardless of whether cash distributions are made by the partnership. Distributions from a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to such partner is in excess of his or her adjusted basis in the partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes dividends, interest (other than from a financial business), real property rents, gain from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

We intend to operate such that we will meet the Qualifying Income Exception in each taxable year. We do not expect to seek a ruling from the IRS or an opinion of counsel as to our status for U.S. federal income tax purposes or whether our operations will generate qualifying income under Section 7704 of the Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

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If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at the corporate rate. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his Units, or taxable capital gain, after the unitholder’s tax basis in his Units is reduced to zero. Accordingly, taxation as a corporation could result in a reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a reduction of the value of the Units.

The remainder of this discussion assumes that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his or her income tax return his or her share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are made. Consequently, we may allocate income to a unitholder even if he or she has not received a cash distribution. Each unitholder will be required to include in income his or her allocable share of our income, gains, losses and deductions for our taxable year ending with or within his or her taxable year.

Treatment of Distributions

Cash distributions made by us to a unitholder generally will not be taxable to him or her for U.S. federal income tax purposes to the extent of such unitholder’s tax basis in his or her Units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his or her tax basis generally will be considered to be gain from the sale or exchange of the Units, taxable in accordance with the rules described under “—Disposition of Units” below.

Adjusted Tax Basis of Units

A unitholder’s initial tax basis in his or her Units generally will be the amount such unitholder paid for the Units plus his or her share of our nonrecourse liabilities. That basis generally will be increased by such unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to such unitholder from us, by such unitholder’s share of our losses, by any decreases in such unitholder’s share of our nonrecourse liabilities and by such unitholder’s share of our expenditures that are not deductible in computing taxable income and that are not required to be capitalized. A unitholder generally will have a share, based on such unitholder’s share of profits, of our nonrecourse liabilities. See “—Disposition of Units” on page 31.

Restrictions on Deductibility of Losses

A unitholder may deduct its allocable share of our losses (if any) for U.S. federal income tax purposes only to the extent of such unitholder’s adjusted tax basis in the Units it is treated as holding at the end of the taxable year in which the losses occur. If the recognition of a unitholder’s allocable share of our losses would reduce its adjusted tax basis for its Units below zero, the recognition of such losses by such unitholder would be deferred to subsequent taxable years and will be allowed if and when such unitholder has sufficient tax basis so that such losses would not reduce such unitholder’s adjusted tax basis below zero. In addition, the “at-risk” rules and the limitations on “passive activity losses” and “excess business losses” could further limit the deductibility of losses allocable to a unitholder.

Limitations on Interest Deductions

Our ability to deduct interest paid or accrued on indebtedness properly allocable to a trade or business, “business interest,” will be limited to an amount equal to the sum of (i) our business interest income during the taxable year and (ii) 50% of our adjusted taxable income for such taxable year. Should our ability to deduct business interest be limited, the amount of taxable income allocated to our unitholders in the taxable year in which the limitation is in effect may increase. However, in certain circumstances, a unitholder may be able to use a portion of a business interest deduction subject to this limitation in future taxable years. Prospective unitholders should consult their tax advisors regarding the impact of this business interest deduction limitation on an investment in the Units.

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In addition, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

●	interest on indebtedness properly allocable to property held for investment;

●	our interest expense attributed to portfolio income; and

●	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any U.S. federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, may be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the Operating Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the Operating Agreement is maintained as nearly as is practicable. Payment by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Items of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to the unitholders in accordance with their percentage interests in us, as adjusted for certain items in accordance with applicable Treasury Regulations.

Section 706 of the Code provides that items of partnership income and deduction must be allocated between transferors and transferees of shares. We will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, loss, deduction and credit to unitholders in a manner that reflects such unitholders’ beneficial shares of our items. These conventions are designed to more closely align the receipt of cash and the allocation of income between unitholders of Units, but these assumptions and conventions may not conform with all aspects of existing Treasury Regulations. If the IRS successfully challenges our conventions, our items of income, gain, loss, deduction or credit may be reallocated among the unitholders to the possible detriment of certain unitholders. The Manager is authorized to revise our method of allocation between transferors and transferees (as well as among unitholders whose interests otherwise could vary during a taxable period).

Because we cannot match transferors and transferees of Units, we may adopt depreciation, amortization, and other tax accounting positions that may not comply with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the allocations of tax items to unitholders and could have a negative impact on the value of Units or result in audits of and adjustments to unitholders’ tax returns.

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37%, and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

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In addition, a 3.8% Medicare tax, or NIIT, is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of Units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. Treasury Regulations have been issued that provide guidance regarding the NIIT. Prospective unitholders are urged to consult their tax advisors as to the impact of the NIIT on an investment in the Units.

For taxable years beginning after December 31, 2017, and ending on or before December 31, 2025, a non-corporate unitholder may be entitled to a deduction of up to 20% of its “qualified publicly traded partnership income” attributable to us. For purposes of this deduction, a unitholder’s “qualified publicly traded partnership income” attributable to us is equal to the sum of:

●	the net amount of such unitholder’s allocable share of certain of our income, gain, deduction and loss (generally excluding certain items related to our investment activities, including capital gains and dividends, which are subject to a U.S. federal income tax rate of 20%); and

●	any gain recognized by such unitholder on the disposition of his or her Units to the extent such gain is attributable to certain assets subject to ordinary income or loss treatment under Section 751, including depreciation recapture and “inventory items” we own.

Prospective unitholders should consult their tax advisors regarding the application of this deduction and its interaction with the overall deduction for “qualified business income.”

Section 754 Election

The Manager intends to make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a Unit purchaser’s tax basis in our assets under Section 743(b) of the Code to reflect his or her purchase price. This election does not apply with respect to a person who purchases Units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders.

A Section 754 election is advantageous if the transferee’s tax basis in his or her Units is higher than the Units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his or her share of any gain on a sale of our assets would be less.

The calculations involved in the Section 754 election are complex and, if such an election is made, such calculations will be made on the basis of assumptions as to the value of our assets and other matters. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that any deductions resulting from them will not be reduced or disallowed altogether.

Tax Treatment of Operations

Taxable Year

We use the year ending December 31 as our taxable year for U.S. federal income tax purposes. Each unitholder will be required to include in income such unitholder’s share of our income, gain, loss and deduction for our taxable year ending within his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of such unitholder’s Units following the close of our taxable year but before the close of such unitholder’s taxable year must include such unitholder’s share of our income, gain, loss and deduction in income for his or her taxable year, meaning that such unitholder will be required to include in income for such taxable year his or her share of more than twelve months of our income, gain, loss and deduction.

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will generally be borne by our unitholders holding interests in us prior to any such offering. See “—Tax Consequences of Unit Ownership—Allocation of Items of Income, Gain, Loss and Deduction.”

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To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Allocation of Items of Income, gain, Loss and Deduction.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

The costs we incur in selling the Units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses. In addition, some or all of the Platform Fee payable by the Company to LEX Markets will be capitalized and cannot be deducted currently.

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of Units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the unitholder’s adjusted tax basis in the Units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share, if any, of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer,” on the sale or exchange of a Unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of Units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to “unrealized receivables,” including potential recapture items such as depreciation recapture, or to “inventory items” we own. In addition, any unrecaptured Section 1250 amounts will be subject to a tax rate in excess of the long-term capital gain rate. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of a Unit and may be recognized even if there is a net taxable loss realized upon the sale of a Unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of Units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Ordinary income recognized by a unitholder on disposition of the Units may be reduced by such unitholder’s deduction for qualified business income. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

Unitholders who purchase the Units in separate transactions must maintain a single adjusted tax basis for all those Units. Upon a sale or other disposition of less than all of the Units held by such unitholders, a portion of the aggregate tax basis of all Units must be allocated to the Units sold. Unitholders who purchase the Units at different times and intend to sell all or a portion of the Units within a year of their most recent purchase are urged to consult their tax advisors regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss. For example, a selling unitholder may use the actual holding period of the portion of its transferred Units, provided such Units are divided into identifiable Units with ascertainable holding periods, the selling unitholder can identify the portion of the Units transferred, and the unitholder elects to use the identification method for all sales or exchanges of the Units.

Tax-Exempt Organizations and Foreign Investors

General

Ownership of Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in the Units.

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Employee benefit plans and most other organizations exempt from U.S. federal income tax, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Items of our income allocated to a unitholder that is a tax-exempt organization may be treated as unrelated business taxable income that may be taxable to it.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

Non-resident aliens and foreign corporations, trusts or estates that own units (“foreign unitholders”) may be considered to be engaged in business in the United States because of the ownership of Units. As a consequence, they may be required to file U.S. federal tax returns to report their share of our items of income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our income or gain. Moreover, under rules applicable to publicly traded partnerships, our distributions to foreign unitholders will generally be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns Units may be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” This type of unitholder is also subject to special information reporting requirements under Section 6038C of the Code.

Sale of a Unit

A foreign unitholder who sells or otherwise disposes of a Unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Gain on the sale or disposition of a Unit will be treated as effectively connected with a U.S. trade or business to the extent that a foreign unitholder would recognize gain effectively connected with a U.S. trade or business upon the hypothetical sale of our assets at fair market value on the date of the sale or exchange of that Unit. Such gain shall be reduced by certain amounts treated as effectively connected with a U.S. trade or business attributable to certain real property interests.

Under the Foreign Investment in Real Property Tax Act, a foreign unitholder (other than certain “qualified foreign pension funds” (or an entity all of the interests of which are held by such a qualified foreign pension fund), which generally are entities or arrangements that are established and regulated by foreign law to provide retirement or other pension benefits to employees, do not have a single participant or beneficiary that is entitled to more than 5% of the assets or income of the entity or arrangement and are subject to certain preferential tax treatment under the laws of the applicable foreign country), generally will be subject to a 15% U.S. federal withholding tax upon the sale, exchange or other disposition of a Unit if (i) he or she owned (directly or constructively applying certain attribution rules) more than 5% of the class of such Unit at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the Units or the five-year period ending on the date of disposition. In general, a U.S. real property interest does not include any interest in a domestically-controlled qualified investment entity. If more than 50% of our assets consist of U.S. real property interests, foreign unitholders may be subject to U.S. federal income tax on gain from the sale, exchange or other disposition of their Units.

Upon the sale, exchange or other disposition of a Unit by a foreign unitholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. If the transferee fails to satisfy this withholding requirement, we will be required to deduct and withhold such amount (plus interest) from future distributions to the transferee. Because the “amount realized” would include a unitholder’s share of our nonrecourse liabilities, if any, 10% of the amount realized could exceed the total cash purchase price for such disposed Units. Due to this fact, our inability to match transferors and transferees of Units and other uncertainty surrounding the application of these withholding rules, the U.S. Department of the Treasury and the IRS have currently suspended these rules for transfers of certain publicly traded partnership interests, including transfers of the Units, until regulations or other guidance has been issued. It is unclear when such regulations or other guidance will be issued.

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Additional withholding requirements may also affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements” and “—Administrative Matters —Information Reporting and Backup Withholding.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, as soon as reasonably practicable after the close of each calendar year, specific tax information, including a Schedule K-1, which describes such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. However, unitholders may not receive this tax information prior to when tax return filings become due and may need to file for extensions or file based on estimates. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the Units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Entities treated as partnerships for U.S. federal income tax purposes generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

If the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. Similarly, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or a partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties and interest, our cash available for distribution to our unitholders might be substantially reduced.

Additionally, we are required to designate a person with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We currently anticipate that we will designate the Manager as our Partnership Representative. With respect to any period in which any non-individual is the Partnership Representative, the Manager will cause us to appoint an individual eligible to be a designated individual through whom the Partnership Representative will act (the “Designated Individual”). Any actions taken by us or by the Partnership Representative or the Designated Individual on our behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our unitholders.

Information Reporting and Backup Withholding

If we are required to withhold any U.S. tax on distributions made to any unitholder, we will pay such withheld amount to the IRS. Amounts withheld generally will be reported annually to the IRS and to the unitholders by the applicable withholding agent. Distributions made to a unitholder that is a “United States person” as defined in the Code may be subject to backup withholding, unless such unitholder provides the appropriate documentation certifying that, among other things, its taxpayer identification number (“TIN”) is correct, or otherwise establishes an exemption. Such unitholder should use an IRS Form W-9 for this purpose. If such unitholder does not provide its correct TIN and other required information or an adequate basis for exemption, payments made to such unitholder will be subject to backup withholding (currently, at a rate of 24%) and such unitholder may be subject to a penalty imposed by the IRS. Exempt unitholders (including, among others, all corporations) are not subject to these information reporting and backup withholding requirements, provided that, if required, they properly demonstrate their eligibility for exemption. In order for a foreign unitholder to avoid backup withholding, such unitholder should submit the appropriate version of IRS Form W-8, attesting to such unitholder’s foreign status. The failure of such a foreign unitholder to provide the appropriate IRS Form W-8 may result in backup withholding on some or all of the payments made to such unitholder. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a unitholder’s U.S. federal income tax liability if the required information is furnished by such unitholder on a timely basis to the IRS.

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If you do not timely provide us with IRS Form W-8 or IRS Form W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all unitholders. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all unitholders on a pro rata basis (where we are or may be unable to cost efficiently allocate any such excess withholding tax cost specifically to the unitholders that failed to timely provide the proper U.S. tax certifications).

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other foreign entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”) paid to a foreign financial institution or to a “non-financial foreign entity,” (as specially defined in the Code) unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

Thus, to the extent we have FDAP Income on or after January 1, 2019 that is not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Foreign Investors”), unitholders who are foreign financial institutions or certain other foreign entities, or persons that hold their Units through such foreign entities, may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective unitholders should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in the Units.

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

●	the name, address and taxpayer identification number of the beneficial owner and the nominee;

●	whether the beneficial owner is:

●	a person that is not a U.S. person;

●	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

●	a tax-exempt entity;

●	the amount and description of Units held, acquired or transferred for the beneficial owner; and

●	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Units they acquire, hold or transfer for their own account. A penalty is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Units with the information furnished to us.

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Reportable Transactions

If the U.S. federal tax rules relating to “reportable transactions” are applicable to us (or any of the transactions undertaken by us), unitholders that are required to file U.S. federal income tax returns (and, in some cases, certain direct and indirect interest holders of certain unitholders) would be required to disclose to the IRS information relating to us and our transactions, and to retain certain documents and other records related thereto. Although we do not believe that the purchase of the Units is a reportable transaction, there can be no assurance that the IRS will not take a contrary position. In addition, an interest in us could become a reportable transaction for unitholders in the future, for example if we generate certain types of losses that exceed prescribed thresholds or if certain other events occur. It is also possible that a transaction undertaken by us will be a reportable transaction for unitholders. Substantial penalties may be imposed on taxpayers who fail to comply with these laws.

In addition, other tax laws impose substantial excise taxes and additional reporting requirements and penalties on certain tax-exempt investors (and, in some cases, the managers of tax-exempt investors) that are, directly or in some cases indirectly, parties to certain types of reportable transactions.

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in the Units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships.

Any modifications to the U.S. federal income tax laws or interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in the Units.

State, Local, Foreign and Other Tax Considerations

The foregoing discussion does not address the U.S. state and local or foreign tax consequences of the purchase, ownership and disposition of the Units. Unitholders may be subject to certain U.S. state and local and foreign taxation, and tax return filing requirements, in the jurisdictions of our activities or investments. Unitholders may not receive the relevant tax information prior to when tax return filings become due and may need to file for extensions. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.”

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the U.S. federal laws and the laws of pertinent states, localities and foreign jurisdictions, of his or her investment in us. Accordingly, each prospective unitholder is urged to consult his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required.

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ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in the Units (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making the Units available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in the Units (or making the Units available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of the Units, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that neither the Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in the Units by the ERISA Plan (or making such Units available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in the Units is advisable), when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts (“IRAs”) and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in the Units (or to make the Units available for investment under a Participant-Directed Plan) may already maintain a relationship with the Manager or one or more of its affiliates, as a result of which the Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if the Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in the Units should consult with their counsel to determine whether an investment in the Units would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be assets of a Plan (referred to herein as “Plan Assets”), our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of the Company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

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Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

●	in securities issued by an investment company registered under the Investment Company Act;

●	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;

●	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or

●	in which equity participation by “benefit plan investors” is not significant.

The Units will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the Units may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the Units will not be issued by a registered investment company.

The 25% Limit

Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, our assets would not be considered to be “plan assets” for purposes of ERISA so long as the 25% Limit is not exceeded.

Operating Companies

Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the period from its initial valuation date through the last day of the first annual valuation period, and during each 12-month period thereafter. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity seeking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC, but including a REOC) with respect to which the investor obtains management rights.

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We intend to operate the Company in a manner that either will enable us to qualify as a VCOC (or a REOC) or to meet such other exception as may be available to prevent our assets from being treated as assets of any investing Plan for purposes of the Plan Assets Regulation, such as by not exceeding the 25% Limit. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA. However, no assurance can be given that this will be the case. Under the Operating Agreement, the Manager will have the power to take certain actions to avoid having the assets of the Company characterized as “plan assets,” including the right to cause a member that is a benefit plan investor to withdraw with respect to all or part of its Units.

If our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a benefit plan investor to redeem their Units upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in the Units.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the Company or any of our affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with the Company or any of our affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in the Units with assets of the IRA.

Units sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in the Units is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in the Units.

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PLAN OF DISTRIBUTION

General

LEX Markets LLC (the “Placement Agent”), will act as the lead placement agent in connection with the offering of the Units pursuant to an engagement letter agreement (the “Engagement Agreement”), the form of which has been filed as Exhibit 1.1 to the offering statement of which this offering circular forms a part. The Placement Agent may engage additional independent broker dealers as soliciting brokers to assist in the distribution of this offering (the “Soliciting Brokers”). Neither the Placement Agent nor any Soliciting Broker is obligated to purchase any Units or sell a specific number of Units, but will use its commercially reasonable “best efforts” to solicit purchases of the Units. Subscriptions will be made either through the LEX Markets Platform or by completing manual Subscription Agreements, and payment will be made into escrow. The subscription funds paid by investors as part of the subscription process will be held in escrow in accordance with SEC Rule 15c2-4 and will not be released unless and until there is a closing of the offering or the offering is withdrawn or cancelled, Subscription funds deposited using the LEX Markets Platform Method (described in greater detail in Annex A to the Subscription Agreement) will be held in FDIC-insured accounts at banks participating in Apex Clearing Corporation’s cash sweep program. Subscription funds deposited using the Manual Subscription Method (described in greater detail in Annex A to the Subscription Agreement) will be held in an escrow account at Bank of America, N.A. held by Computershare Trust Company, N.A. The Placement Agent will not be responsible for collecting or holding investor funds.

The Placement Agent has advised us that it proposes to offer the Units to the public at the initial public offering price on the cover page of this offering circular. OpCo has agreed to pay the Placement Agent the Placement Fee equal to 5.0% of the gross proceeds from the sale of the Units in this offering. The Placement Agent has agreed to pay the expenses of this offering, other than the Placement Fee, including the fees payable to any Soliciting Broker, and the Placement Fee will not be increased as a result of the engagement of any Soliciting Brokers. Accordingly, as described elsewhere throughout this offering circular, this is a “no load” offering and the investors will not be required to pay any organization or offering expenses. OpCo has also agreed to pay the Placement Agent a due diligence fee of $12,000 to cover the costs of third-party due diligence report expenses, which will be paid regardless of whether we receive subscriptions for the Total Minimum Offering Amount by July 31, 2022, but which will be credited toward the Placement Fee if the Placement Fee is paid. The due diligence fee will be reimbursed to OpCo to the extent the contemplated third-party due diligence report expenses are not actually incurred if no Placement Fee is paid.

The offering fees and expenses to be paid by the Placement Agent include the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including FINRA and blue sky filing fees; (iv) all of the legal fees related to the registration and qualification of the Units under state securities laws and FINRA’s issuance of a No Objections Letter; and (v) other distribution expenses. In the event the Engagement Agreement with the Placement Agent is terminated for any reason other than because of the Placement Agent’s material failure to provide the services contemplated by the engagement letter agreement, OpCo shall reimburse the Placement Agent for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including legal fees. The Placement Agent estimates that the aggregate amount of these fee, expenses and reimbursement will not exceed $243,219. The Placement Agent will be entitled to receive commissions from OpCo in connection with this offering that will vary depending on a variety of factors, including the total amount of capital raised in the offering, provided that commissions payable to the Placement Agent for capital raising activities in connection with this offering shall not exceed 5.0% of the gross proceeds of the Offering, or $324,750. OpCo also has agreed to indemnify the Placement Agent for certain liabilities, including liabilities arising under the Securities Act. The Company is not obligated to reimburse the Placement Agent for any of the offering expenses. As a result, this is a “no load” offering, and the investors will not be required to pay any organization or offering expenses.

Unless sooner withdrawn or canceled by either us or the Placement Agent, this offering will continue until September 30, 2022. The Placement Agent has agreed to comply with the provisions of SEC Rule 15c2-4 as to all funds provided by you for the purchase of the Units. Those funds will be deposited by you into the escrow account described above, where they will stay until a closing or cancellation of this offering. On the closing date for this offering, the funds in the escrow account will be delivered to the Company. If we do not receive subscriptions for the Total Minimum Offering Amount by July 31, 2022, we will cancel this offering and the escrow agents will return promptly all subscription amounts in compliance with Rule 10b-9 under the Exchange Act and in accordance with the terms of the escrow agreement. We reserve the right, in our discretion, to accept or reject orders for the Units, in whole or in part.

Investment Threshold

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. In addition, we must have reasonable grounds to believe, on the basis of information received, either directly or indirectly, from each investor concerning such investor’s investment objectives, other investments, financial situation and needs, and any other information know by us that: (1) the investor is or will be in a financial position appropriate for it to realize to a significant extent the benefits of the Units as described in this offering circular, (2) the investor has a fair market net worth sufficient to sustain the risk inherent in acquiring the Units, including the complete loss of the investment and the lack of liquidity for the Units and (3) an investment in the Units is otherwise suitable for the investor.

Subscription Process

Procedures for Subscribing

After the offering statement of which this offering circular is a part has been qualified by the SEC, if you decide to subscribe for any Units in this offering, you may purchase Units one of two ways: (1) by opening a brokerage account with LEX Markets and purchasing using the LEX Markets Platform website (the “LEX Markets Platform Method”) or (2) if you are investing at least $50,000, by manually completing the Subscription Agreement and returning it to LEX Markets LLC at the address provided in the agreement (the “Manual Subscription Method”).

The LEX Markets Subscription Method

LEX Markets LLC operates the LEX Markets Platform located at www.LEX-markets.com. Through the LEX Markets Platform, investors subscribing through the LEX Markets Platform Method can, once they establish an account, browse and screen potential property investments, view details of an investment and sign contractual documents online. After the qualification by the SEC of the offering statement of which this offering circular is a part, this offering will be conducted through the facilities of LEX Markets Platform through which investors will receive, review, execute and deliver Subscription Agreements electronically as well as make payment of the purchase price for their Units in the form of ACH debit transfer or wire transfer.

The Manual Subscription Method

Investors investing more than $50,000 may elect to invest using their existing brokerage account at another DTC-participant broker without using the LEX Markets Platform. Investors using the Manual Subscription Method must request delivery of the Subscription Agreement, either through the LEX Markets website or by contacting a registered representative of LEX Markets LLC. The investor must then manually complete and sign the Subscription Agreement and indicate therein the number of Units it desires to purchase. Once the Subscription Agreement has been completed, including the name of the investor’s broker and account name and number, it must be delivered by email to a registered representative of LEX Markets LLC. The LEX Markets representative will confirm receipt of the Subscription Agreement and the funds. At closing, the Transfer Agent will cause the investor’s Units to be deposited in the account specified in the Subscription Agreement.

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Procedures for Payment

After the qualification by the SEC of the offering statement of which this offering circular is a part, investors can make payment of the purchase price (i) for investors holding or opening brokerage accounts with LEX Markets LLC, by funding that account by automated clearing house (ACH) debit transfer and following the subscription instructions on the LEX Markets website or (ii) for investors investing more than $50,000 through the manual subscription process, who desire to hold their Units at another U.S. brokerage firm, by wiring funds into a segregated non-interest bearing account at Bank of America, N.A. held by Computershares Trust Company until the initial closing date of this offering, which shall occur on the date that the Total Minimum Offering Amount has been raised. See “Plan of Distribution—Subscription Process” On the closing date, the funds in the account will be released to the Company and the associated Units will be issued to the investors in this offering. If there is no closing of this offering, the funds deposited in the escrow account will be returned promptly to the investors, without interest, in compliance with Rule 10b-9 under the Exchange Act.

We will not accept any money until the SEC qualifies the offering statement of which this offering circular constitutes a part.

Investor Representations

You will be required to represent and warrant in your Subscription Agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the Units does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your Subscription Agreement you will also acknowledge and represent that you have received a copy of this offering circular, you are purchasing the Units for your own account and that your rights and responsibilities regarding your Units will be governed by the Operating Agreement and Certificate of Formation, each filed as an exhibit to the offering circular. Purchasers of the Units in this offering and subsequent purchasers will be deemed to become party to the Operating Agreement, a copy of the amended and restated form of which is filed as Exhibit 2.3 hereto.

Right to Reject Subscriptions. After you have agreed to the Subscription Agreement and placed the funds required under the Subscription Agreement in the specified account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. No funds will be provided to us from your account from rejected subscriptions.

Acceptance of Subscriptions. Upon our acceptance of a Subscription Agreement, subject to having achieved the Total Minimum Offering Amount threshold, we will issue the Units subscribed for at closing. Once you submit the Subscription Agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted Subscription Agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Units.

In order to purchase Units and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

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Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of the Issuers, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, us or the Units and are not to be considered part of this offering circular. This offering is made only by means of this offering circular, and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in the Units.

LEGAL MATTERS

The validity of the Units offered hereby will be passed upon for the Company by Winston & Strawn LLP.

FINANCIAL STATEMENTS

The balance sheet of 1300 East Pike Partners LLC as of October 13, 2021 and the related notes to the balance sheet have been included in this offering circular with the Independent Auditors’ Report of Baker Tilly US, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Solis Seattle, LLC as of December 31, 2020, and related statements of operations, members’ equity, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements have been included in this offering circular with the Independent Auditors’ Report of Baker Tilly US, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

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1300 East Pike Partners LLC

(A Delaware Limited Liability Company)

Financial Statements

October 13, 2021

(With Independent Auditors’ Report Thereon)

F-1

1300 East Pike Partners LLC

(A Delaware Limited Liability Company)

October 13, 2021

F-2

Independent Auditors’ Report

To the Members of

1300 East Pike Partners LLC

We have audited the accompanying balance sheet of 1300 East Pike Partners LLC (a Delaware Limited Liability Company) as of October 13, 2021, and the related notes to the balance sheet (financial statement).

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of 1300 East Pike Partners LLC as of October 13, 2021, in accordance with accounting principles generally accepted in the United States of America.

Plano, Texas

October 27, 2021

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

F-3

1300 East Pike Partners LLC

(A Delaware Limited Liability Company)

Balance Sheet

October 13, 2021

Assets:
Cash	$500

Total assets	$500

Members’ Equity
Common units; 2 units issued and outstanding	$500

Total liabilities and members’ equity	$500

F-4

1300 East Pike Partners LLC

(A Delaware Limited Liability Company)

Notes to Balance Sheet

October 13, 2021

NOTE 1	–	FORMATION AND ORGANIZATION

1300 East Pike Partners LLC (the “Company”) was formed on August 24, 2021 as a Delaware limited liability company and is a partnership for U.S. federal income tax purposes. The Company was organized for the sole purpose of acquiring a membership interest in Solis Seattle, LLC, a Washington limited liability company (“OpCo”). OpCo’s sole asset is a residential and commercial building located at 1300 Pike Street, Seattle, Washington (the “Property”). The Property consists of 45 residential units and approximately 5,960 square feet of retail space. The Company is managed by Marc Coluccio and Brian Heather (together, the “Managers”), which are also the managers of OpCo.

The Company received its initial capital contribution on October 13, 2021.

The Company intends to file an offering statement on Form 1-A with the US Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of limited liability company units, or Units, for an initial offering price of $250.00 per Unit. A maximum of $6,495,000 of Units may be sold to the public in the initial offering, once qualified. As of October 13, 2021, the Company has issued two Units to the Managers, for a purchase price of $250 each. The Company will remain in existence until liquidated in accordance with the terms of its limited liability company agreement (the “Operating Agreement”).

The Offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act.

The Company’s fiscal year end is December 31st.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying balance sheet and related notes have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

F-5

1300 East Pike Partners LLC

(A Delaware Limited Liability Company)

Notes to Balance Sheet

October 13, 2021

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of the balance sheet in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Organizational and Offering Costs

Organizational and offering costs of the Company are being paid on behalf of the Company by LEX Markets LLC (the “Placement Agent”). These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. The offering expenses also include the distribution of Units, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing and qualification of the sale of shares under U.S. federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. OpCo has agreed to pay the Placement Agent a fee equal to 5% of the gross proceeds of the Units sold in the Offering.

The Offering is being made on a “best efforts” basis, which means that no one is committed to purchasing any shares in the Offering. OpCo has engaged the Placement Agent to act as the exclusive placement agent in connection with the Offering. The Placement Agent is not obligated to purchase any shares or sell a specific number of Units, but will use its commercially reasonable “best efforts” to solicit purchases of the Units.

F-6

1300 East Pike Partners LLC

(A Delaware Limited Liability Company)

Notes to Balance Sheet

October 13, 2021

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxable Income

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes dividends, interest (other than from a financial business), real property rents, gain from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

The Company intends to operate such that it will meet the Qualifying Income Exception in each taxable year and expects not to pay any U.S. federal income tax.

NOTE 3	–	RELATED PARTY TRANSACTIONS

Ownership

The Managers are members of OpCo. As of October 13, 2021, the Company has issued two Units to the Managers for the purchase price of $500. Following the closing of the Offering, the Company intends to acquire a minority interest in OpCo pursuant to the terms of a contribution agreement.

Management

The Company is organized as a limited liability company that does not have a board of directors. The Managers perform the function of a board of directors. Pursuant to the Operating Agreement, the Managers will have complete and exclusive discretion in the management and control of the Company’s affairs and business, subject to the requirement to obtain consent for certain actions, and shall possess all powers necessary, convenient or appropriate to carrying out the Company’s purposes and business, including doing all things and taking all actions necessary to carry out the terms and provisions of each of the foregoing agreements.

The Managers will not receive any compensation for their services as the managing members of the Company.

NOTE 4	–	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 27, 2021, the date the financial statements were available to be issued.

F-7

Solis Seattle, LLC

(A Washington Limited Liability Company)

Financial Statements

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

F-8

Solis Seattle, LLC

(A Washington Limited Liability Company)

June 30, 2021 and 2020

F-9

Solis Seattle, LLC

(A Washington Limited Liability Company)

(Unaudited) Balance Sheets

June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020

Assets:
Real estate, net	$22,854,610	$22,993,350
Cash	350,508	255,967
Restricted cash	13,959	422,354
Security deposits	39,750	31,150
Prepaid expenses and other assets	19,245	34,851
Accounts receivable	6,865	6,865
Deferred rent receivable	130,654	109,007
Deferred leasing costs, net	30,520	32,037

Total assets	$23,446,111	$23,885,581

Liabilities and members’ equity

Liabilities:
Mortgage notes payable, net	$19,352,939	$16,442,320
Related party notes payable	-	450,000
Accounts payable, accrued expenses and other liabilities	45,316	147,710
Accrued interest	144,911	40,494
Prepaid rent	19,347	67,514

Total liabilities	19,562,513	17,148,038

Commitments and contingencies

Members’ equity	3,883,598	6,737,543

Total liabilities and members’ equity	$23,446,111	$23,885,581

See notes to financial statements.

F-10

Solis Seattle, LLC

(A Washington Limited Liability Company)

Unaudited Statements of Operations

For the Six Months Ended June 30, 2021 and 2020

	Six Months Ended June 30,
	2021	2020
Revenues:
Residential rental income	$477,775	$3,072
Commercial rental income	69,991	-
Parking income	19,290	507
Reimbursement income	37,186	-
Other income	39,776	35

Total revenues	644,018	3,614

Expenses:
Depreciation and amortization	251,330	20,654
Interest expense	332,701	114,547
Loss from debt extinguishment	54,959	-
Property taxes	18,566	6,493
Repairs and maintenance	54,187	161
Utilities	26,876	3,994
Management fees	33,734	2,000
Other operating expenses	22,752	4,394
Professional fees	4,380	7,897
Insurance	9,416	1,570
General and administrative expenses	11,725	117

Total expenses	820,626	161,827

Operating loss	(176,608)	(158,213)

Other income:
Interest income	603	299

Net loss	$(176,005)	$(157,914)

See notes to financial statements.

F-11

Solis Seattle, LLC

(A Washington Limited Liability Company)

Unaudited Statements of Members’ Deficit

For the Six Months Ended June 30, 2021

Members’ equity - January 1, 2021	$6,737,543

Distributions	(2,677,940)

Net loss	(176,005)

Members’ deficit - June 30, 2021	$3,883,598

See notes to financial statements.

F-12

Solis Seattle, LLC

(A Washington Limited Liability Company)

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(176,005)	$(157,914)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	251,330	20,654
Amortization of deferred financing costs	47,092	57,457
Loss from debt extinguishment	54,959	-
Deferred rent receivable	(21,647)	-
Change in operating assets and liabilities:
Prepaid expenses and other assets	15,606	25,857
Accounts receivable	-	(443)
Accounts payable, accrued expenses and other liabilities	2,314	38,291
Accrued interest	104,417	15,675
Prepaid rent	(48,167)	13,084

Net cash provided by operating activities	229,899	12,661

Cash flows from investing activities:
Additions to real estate	(215,781)	(5,042,868)
Leasing commissions	-	(14,210)

Cash used in investing activities	(215,781)	(5,057,078)

Cash flows from financing activities:
Deferred financing cost	(691,432)	(64,754)
Proceeds from Construction Loan	-	4,489,836
Repayment of Construction Loan	-	(13,731,672)
(Repayment) Proceeds from Bridge Loan	(16,500,000)	16,500,000
Proceeds from Poppy Loan	4,000,000	-
Proceeds from Bonds	16,000,000	-
Repayment of related party notes payable	(450,000)	(507,944)
Proceeds from related party notes payable	-	178,020
Distributions	(2,677,940)	-

Net cash (used in) provided by financing activities	(319,372)	6,863,486

Net change in cash and restricted cash	(305,254)	1,819,069

Cash and restricted cash at beginning of year	709,471	355,393

Cash and restricted cash at end of year	$404,217	$2,174,462

Supplemental disclosures of cash flow information:
Cash paid for interest	$181,192	$393,097

Supplemental disclosure of non-cash investing activities:
Amortization of deferred financing costs capitalized to real estate	$-	$81,304
Contribution of land (Note 3)	$-	$888,800

See notes to financial statements.

F-13

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 1	–	ORGANIZATION AND NATURE OF OPERATIONS

Solis Seattle, LLC (the “Company”) was formed on June 6, 2018 as a Washington limited liability company. The term of the Company shall continue indefinitely, unless the Company is earlier dissolved by the occurrence of events more fully described in the limited liability company agreement.

The purpose of the Company is to acquire, develop and operate a residential and commercial building located at 1300 Pike Street, Seattle, Washington (the “Property”). The Property consists of 45 residential units and approximately 5,960 square feet of retail space.

A member of a limited liability company is not liable for debts, obligations, or other liabilities of the limited liability company by reason of being such a member.

The Company’s operations and financial performance are subject to certain business risks and uncertainties that include changes in economic conditions, rapid changes in the real estate market, and competition for residential and commercial building in the local marketplace, among others.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from those estimates.

Cash and Restricted Cash

At various times during the year, the Company has maintained cash balances in excess of federally insured limits. The Company believes it mitigates this risk by banking with major financial institutions.

Restricted cash consists of monies restricted for the benefit of the Company’s lender under the terms of the debt agreements.

F-14

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Restricted Cash (Continued)

The following table provides a reconciliation of cash and restricted cash within the balance sheets to the sum of the corresponding amounts within the statements of cash flows reported:

	2021	2020

As of January 1,
Cash	$255,967	$152,316
Security deposits	31,150	-
Restricted cash	422,354	203,077
Cash and restricted cash	$709,471	$355,393
As of June 30,
Cash	$350,508	$18,668
Security deposits	39,750	5,650
Restricted cash	13,959	2,150,144
Cash and restricted cash	$404,217	$2,174,462

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the allowance and a credit to accounts receivable. At June 30, 2021 and December 31, 2020, the Company considers accounts receivable to be fully collectible.

Accounting for Real Estate

Real estate is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of real estate are capitalized. Maintenance and repair expenses are charged to expense as incurred.

F-15

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Real Estate (Continued)

The cost of acquiring an asset includes the costs necessary to bring a capital project to the condition necessary for its intended use. Costs are capitalized once the construction of a specific capital project is probable. Construction-in-process consists of i) direct costs of construction, ii) professional fees for engineering, procurement, consulting, and other soft costs that are directly identifiable with the project, and iii) real estate taxes and interest on the loans used to fund the capital projects, including amortization of deferred financing costs (see Note 4) during the construction period.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Range of useful lives for depreciable assets are as follows:

Category	Term
Building	40 years
Furniture, fixtures and equipment	7 years
Tenant improvements	Shorter of remaining life of lease or useful life

The Company reviews its owned real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators are present, the evaluation may include estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. Estimating future cash flows is highly subjective and includes an evaluation of factors such as the anticipated cash flows from the Property, which may include rental income from current leases in-place and projected future leases, estimated capital expenditures, and an estimate of proceeds to be realized upon sale of the Property. If such cash flows are less than the asset’s net carrying value, an impairment charge is recognized to earnings to the extent by which the asset’s carrying value exceeds the estimated fair value. The Company’s estimates could differ materially from actual results. The Company did not recognize any impairment losses on long lived assets during the six months ended June 30, 2021 and 2020.

Deferred Costs

The Company defers costs incurred associated with the issuance of its debt obligations. Deferred financing costs are presented as deductions from the carrying value of the related debt obligation in the balance sheets and are amortized as a component of interest expense using the straight-line method, which approximates the effective interest method, over the terms of the respective financing agreements.

F-16

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Costs (Continued)

Deferred leasing costs consist of costs incurred in the successful negotiations of tenant leases, which are amortized on a straight-line basis over the terms of the respective leases.

Revenue Recognition

The Company’s revenues are primarily derived from rental income earned under operating leases with tenants, which fall under the scope of Leases (Topic 840). The Company recognizes the effects of any scheduled rent increases, rent abatements and prepayments on a straight-line basis over the term of the lease. This requires that rental income be recognized in equal annual amounts over the term of the lease. Deferred rent receivable represents the cumulative effect of straight-lining leases and is computed as the difference between income accrued on a straight-line basis and contractual rental payments.

Reimbursement Income

Leases provide for reimbursement to the Company of common area maintenance, which are recognized as earned. The Company plans to elect the lessor practical expedient upon the effective date of Accounting Standards Update (“ASU”) 2016-02. Under this expedient the Company anticipates combining the lease components and non-lease components and, as such, will account for the combined components under ASU 2016-02.

Advertising

Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for the six months ended June 30, 2021 and 2020 were $16,202 and $1,994, respectively, and are recognized as a component of other operating expenses on the statements of operations.

Income Taxes

No provision or benefit for income tax has been included in these financial statements because taxable income or loss passes through to, and is reportable by, the members in accordance with the limited liability company agreement.

The tax positions of the Company are assessed to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit with a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has assessed the federal and state tax positions and has concluded that there are no material uncertain tax liabilities to be recognized or disclosed.

F-17

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, as amended, Leases (Topic 842). ASU 2016-02 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. Lessor accounting will not be fundamentally changed. Additionally, ASU 2016-02 requires that the Company capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. ASU 2016-02 is effective for the Company’s financial statements for the year ending December 31, 2022. The Company is currently evaluating the impact of Topic 842 on its financial statements.

NOTE 3	–	REAL ESTATE

Construction of the Property commenced on July 30, 2018 and was completed and placed-in-service on June 1, 2020.

The Company and a member originally held 80.62% and 19.38% of the land, respectively. On January 1, 2020, the member exchanged its share of the land, which was valued at $888,800, for a 7.97% membership interest in the Company.

Real estate, net consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020

Land	$4,582,380	$4,582,380
Building	18,419,549	18,338,868
Furniture, fixtures and equipment	255,998	225,606
Tenant improvements	112,500	112,500

Total real estate	23,370,427	23,146,854

Less accumulated depreciation	(515,817)	(266,004)

Real estate, net	$22,854,610	$22,993,350

Depreciation expense for each of the six months ended June 30, 2021 and 2020 was $249,813 and $20,654, respectively.

F-18

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 4	–	LOANS PAYABLE

On September 20, 2018, the Company entered into a loan agreement with Colorado Federal Savings Bank whereby it could borrow up to $15,500,000 to finance the construction of the Property at an interest rate of one-month LIBOR plus 4.125% per annum calculated on a 360-day year (the “Construction Loan”). The Construction Loan was interest only, which was being capitalized into the loan balance, and was secured by the Property. On June 19, 2020, the Construction Loan was paid in full in the amount of $13,731,672. Interest expense related to the Construction Loan amounted to $343,539 for the six months ended June 30, 2020, of which $41,415 was expensed and $302,124 was capitalized as a cost of the building. Financing costs associated with the Construction Loan amounted to $387,391, and were capitalized as a cost of the building.

On June 19, 2020, the Company entered into a loan agreement with Washington Federal Bank, N.A. whereby it borrowed $16,500,000 (the “Bridge Loan”), which was secured by the Property. The Bridge Loan required interest-only payments through June 30, 2021 at an interest rate of 2.85% calculated on a 360-day year. The Bridge Loan was paid in full on March 10, 2021. As of June 30, 2020, the balance of the Bridge Loan was $16,500,000. Interest expense related to the Bridge Loan amounted to $90,131 and $15,675 for the six months ended June 30, 2021 and 2020, respectively, which is included in interest expense on the statements of operations.

On March 10, 2021, the Company issued $16,000,000 of its Taxable Variable Rate Demand Multifamily Housing Revenue Bonds (Solis Multifamily Project) 2021 Series A (the “Bonds”). The Bonds mature on March 1, 2061. The Bonds require interest-only payments at the Variable Rate determined by the remarketing agent, as provided. The Bonds require monthly deposits of accrued interest, a Drawing Fee of $300, a maintenance fee of 2.31%, as provided, a remarketing fee of 0.125%, as provided, and $1,125 for replacement reserves. Commencing in March 2024, monthly deposits will also include a payment into a sinking fund equal to an amount sufficient to amortize the outstanding Bonds over 360 months at a 6% interest rate. On June 30, 2021, the Variable Rate was 0.09%. Interest expense, including fees, related to the Bonds amounted to $129,078 for the six months ended June 30, 2021, which is included in interest expense on the statements of operations. As of June 30, 2021, $129,078 of unpaid interest and fees was included in accrued interest on the balance sheet.

On March 10, 2021, the Company entered into a loan agreement with Poppy Bank whereby it borrowed $4,000,000 (the “Poppy Loan”). The Poppy Loan matures on March 10, 2022. The Poppy Loan requires interest-only payments at an interest rate of 4.75%. Interest expense related to the Poppy Loan amounted to $61,148 for the six months ended June 30, 2021, which is included in interest expense on the statements of operations. As of June 30, 2021, $15,833 of unpaid interest and fees was included in accrued interest on the balance sheet.

F-19

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 4	–	LOANS PAYABLE (Continued)

The Bonds contain a covenant requiring the Company to have a Debt Service Coverage Ratio, as defined, of equal to or greater than 120% commencing December 31, 2021. The Bonds and Poppy Loan are secured by the Property and are guaranteed by certain members of the Company.

As of December 1, 2020, the Company qualified for the Multifamily Tax Exemption Program, whereby it agreed to restrict rents on eight units at the Property at 80% or below of area median income for 12 years in exchange for 12 years of abated real estate taxes on the multifamily improvements.

The Poppy Loan in the amount of $4,000,000 is due on March 10, 2022. The Company believes the Poppy Loan will be refinanced under the State of Washington C-PACE tax assessment program, and if the Company fails to qualify, it intends to refinance by issuing $4,000,000 of additional bonds.

The components of deferred financing costs as of June 30, 2021 and December 31, 2020 are summarized as follows and are presented as deductions from the mortgage note payable:

	2021	2020

Deferred financing costs	$691,432	$64,754
Less accumulated amortization	(44,371)	(7,074)

Deferred financing costs, net	$647,061	$57,680

Amortization of deferred financing costs for the six months ended June 30, 2021 and 2020 of $47,092 and $57,457, respectively, was included in interest expense on the statements of operations. In addition, deferred financing costs amortization of $0 and $81,304 was capitalized to building for the six months ended June 30, 2021 and 2020, respectively.

F-20

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 5	–	LEASES

Future minimum rentals to be received under non-cancelable operating leases in effect at June 30, 2021 for each of the succeeding five years and thereafter are as follows:

Year ending December 31,
2021 (Remainder of the year)	$242,504
2022	538,094
2023	552,702
2024	567,710
2025	439,846
Thereafter	100,508
$2,441,364

The preceding future minimum rental payments do not include option or renewal periods.

One tenant provided approximately 27% and 0% of the combined residential and commercial rental income for the six months ended June 30, 2021 and 2020.

NOTE 6	–	EQUITY

Income, losses and distributions from the Company are allocated to its members as follows, which is stated within the limited liability company agreement.

–	first, to the Class A Unit Holders in proportion to and to the extent of their unreturned Capital Contributions;
–	second, to all Class A Unit Holders in proportion to their respective accrued and unpaid Preferred Returns until each such Unit Holder has received an amount equal to such Unit Holder’s accrued and unpaid Preferred Return determined immediately prior to the distribution to be made under this section;
–	third, to Class B Unit Holders until they have received an amount equal to the Class B Catch-up of all distributions made to Class A Unit Holders; and
–	thereafter, to all Unit Holders in proportion to their Percentage Interests.

As of January 1, 2019, all Class A committed capital contributions have been called. Class B does not require capital contributions. As of June 30, 2021, the Company is in the first tier of its distribution waterfall stated above.

Each Class A and B Unit Holder has a voting interest equal to the number of units held over total units outstanding.

F-21

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 7	–	RELATED PARTY TRANSACTIONS

Property and Asset Management Fees

The Company engaged Solterra Capital Inc. (“Solterra”), a related party affiliated through certain members, to provide property and asset management services and consulting services with respect to the oversight of the Property. Solterra earns a management fee equal to 5% of annual gross revenues less the amount of fees paid to any third party professional management company (see Note 8). For the six months ended June 30, 2021 and 2020, the Company incurred asset management fees of $13,383 and $0, respectively. Unpaid asset management fees amounted to $13,383 and $0 as of June 30, 2021 and December 31, 2020, respectively, and are included in accounts payable, accrued expenses and other liabilities on the balance sheets.

Acquisition, Construction and Development Fees

Solterra earned a land acquisition fee equal to 1.0% of the Property’s purchase price, which amounted to $45,800. Solterra earned a construction management fee equal to 1.0% of the Property’s hard construction costs, which amounted to $135,517. For the six months ended June 30, 2021 and 2020, construction management fees amounted to $0 and $68,059, respectively. Solterra earned a development fee equal to 2.5% of all the Property’s hard and soft costs which amounted to $469,581. For the six months ended June 30, 2021 and 2020, development fees amounted to $46,941 and $117,351, respectively. The land acquisition fee, construction management fee and development fee were capitalized as a cost of the building.

Guarantee Fee

Solterra earned a loan guarantee fee equal to 1% of the Construction Loan, which amounted to $146,711. The loan guarantee fee was capitalized to deferred financing costs and amortized over the life of the Construction Loan.

Related Party Notes Payable

On December 4, 2019, the Company entered into a revolving credit agreement with MJC Holdings, LLC, a related party affiliated through a member, whereby it could borrow up to $750,000 at an interest rate of 6% per annum (the “MJC LOC”). For the six months ended June 30, 2021 and 2020, the Company borrowed $0 and $90,210, respectively, and repaid $350,000 and $255,172, respectively. Interest expense for the six months ended June 30, 2021 and 2020 related to the MJC LOC amounted to $0 and $6,093, respectively, of which $6,093 was capitalized as a cost of the building. The MJC LOC was repaid in full on March 12, 2021.

F-22

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

NOTE 7	–	RELATED PARTY TRANSACTIONS (Continued)

On December 4, 2019, the Company entered into a revolving credit agreement with Fountainhead Management, a related party affiliated through a member, whereby it could borrow up to $750,000 at an interest rate of 6% per annum (the “Fountainhead LOC”). For the six months ended June 30, 2021 and 2020, the Company borrowed $0 and $87,810, respectively, and repaid $100,000 and $252,772, respectively. Interest expense for the six months ended June 30, 2021 and 2020 related to the Fountainhead LOC amounted to $0 and $6,076, respectively, of which $6,076 was capitalized as a cost of the building. The Fountainhead LOC was repaid in full on March 12, 2021.

NOTE 8	–	COMMITMENTS AND CONTINGENCIES

Property Management Fees

The Company engaged Madrona Real Estate Services, LLC (“Madrona”), as operator and manager of the Property. Madrona earns a monthly management fee equal to the greater of i) 3.5% of monthly residential gross revenues excluding the third-floor tenant and 5% of monthly commercial gross revenues, or ii) $2,000. In addition, Madrona earns a leasing fee, as provided, and bills hourly for time spent related to management of the third-floor tenant. For the six months ended June 30, 2021 and 2020, the Company incurred property management fees of $20,351 and $2,000, respectively. Unpaid property management fees amounted to $2,000 as of June 30, 2021 and December 31, 2020 and are included in accounts payable, accrued expenses and other liabilities on the balance sheets.

Other

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the operational and financial performance of the Company’s real estate will depend on future developments, including the duration of the outbreak and the impact of COVID-19 on the financial markets and the overall economy as well as on the overall demand for leased space, including retail establishments, all of which are still highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to remain impacted for an extended period, the Company’s results may be materially adversely affected. As of the date of this report, COVID-19 has not had a material impact to the Company’s operations or financial performance as the Company has not experienced any material tenant defaults, early terminations or collection issues, however, any future impacts of COVID-19 are highly uncertain and cannot be predicted.

NOTE 9	–	SUBSEQUENT EVENTS

The Company made distributions of $240,000 through November 30, 2021.

The Company has evaluated subsequent events through November 30, 2021, the date the financial statements were available to be issued.

F-23

Solis Seattle, LLC

(A Washington Limited Liability Company)

Financial Statements

For the Years Ended December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

F-24

Solis Seattle, LLC

(A Washington Limited Liability Company)

December 31, 2020 and 2019

F-25

Independent Auditors’ Report

To the Members of

Solis Seattle, LLC

We have audited the accompanying financial statements of Solis Seattle, LLC (a Washington Limited Liability Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solis Seattle, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Plano, Texas

October 27, 2021

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

F-26

Solis Seattle, LLC

(A Washington Limited Liability Company)

Balance Sheets

December 31, 2020 and 2019

	2020	2019

Assets:
Real estate, net	$22,993,350	$16,583,634
Cash	255,967	152,316
Restricted cash	422,354	203,077
Security deposits	31,150	-
Prepaid expenses and other assets	34,851	43,129
Accounts receivable	6,865	-
Deferred rent receivable	109,007	-
Deferred leasing costs, net	32,037	14,209

Total assets	$23,885,581	$16,996,365

Liabilities and members’ equity

Liabilities:
Mortgage notes payable, net	$16,442,320	$9,103,619
Related party notes payable	450,000	329,924
Accounts payable, accrued expenses and other liabilities	147,710	822,484
Retainage payable	-	422,417
Accrued interest	40,494	49,557
Prepaid rent	67,514	25,360

Total liabilities	17,148,038	10,753,361

Commitments and contingencies

Members’ equity	6,737,543	6,243,004

Total liabilities and members’ equity	$23,885,581	$16,996,365

F-27

Solis Seattle, LLC

(A Washington Limited Liability Company)

Statements of Operations

For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues:
Residential rental income	$331,348	$-
Commercial rental income	19,084	-
Parking income	12,572	-
Reimbursement income	8,741	-
Other income	13,572	-
Gain on lease termination	23,806	-

Total revenues	409,123	-

Expenses:
Depreciation and amortization	266,306	-
Interest expense	367,912	-
Property taxes	45,450	-
Repairs and maintenance	41,449	-
Utilities	26,693	-
Management fees	16,244	-
Other operating expenses	13,643	-
Professional fees	13,065	-
Insurance	10,991	-
General and administrative expenses	1,768	226

Total expenses	803,521	226

Operating loss	(394,398)	(226)

Other income:
Interest income	137	2,399

Net (loss) income	$(394,261)	$2,173

F-28

Solis Seattle, LLC

(A Washington Limited Liability Company)

Statements of Members’ Equity

For the Years Ended December 31, 2020 and 2019

Members’ equity - January 1, 2019	$6,240,831

Net income	2,173

Members’ equity - December 31, 2019	$6,243,004

Contributions	888,800

Net loss	(394,261)

Members’ equity - December 31, 2020	$6,737,543

F-29

Solis Seattle, LLC

(A Washington Limited Liability Company)

Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:
Net (loss) income	$(394,261)	$2,173
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Depreciation and amortization	266,306	-
Amortization of deferred financing costs	63,987	-
Deferred rent receivable	(109,007)	-
Change in operating assets and liabilities:
Prepaid expenses and other assets	8,278	227,574
Accounts receivable	(6,865)	-
Accounts payable, accrued expenses and other liabilities	28,002	15,000
Accrued interest	40,494	-
Prepaid rent	42,154	25,360

Net cash (used in) provided by operating activities	(60,912)	270,107

Cash flows from investing activities:
Additions to real estate	(6,880,366)	(9,593,654)
Leasing commissions	(18,130)	(14,209)

Cash used in investing activities	(6,898,496)	(9,607,863)

Cash flows from financing activities:
Deferred financing cost	(64,754)	-
Proceeds from Construction Loan	4,489,836	8,561,450
Repayment of Construction Loan	(13,731,672)	-
Proceeds from Bridge Loan	16,500,000	-
Repayment of related party notes payable	(507,944)	-
Proceeds from related party notes payable	628,020	329,924

Net cash provided by financing activities	7,313,486	8,891,374

Net change in cash and restricted cash	354,078	(446,382)

Cash and restricted cash at beginning of year	355,393	801,775

Cash and restricted cash at end of year	$709,471	$355,393

Supplemental disclosures of cash flow information:
Cash paid for interest	$615,113	$257,739

Supplemental disclosure of non-cash investing activities:
Accrued additions to real estate	$104,708	$1,279,458
Amortization of deferred financing costs capitalized to real estate	$81,304	$195,130
Contribution of land (Note 3)	$888,800	$-

F-30

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Solis Seattle, LLC (the “Company”) was formed on June 6, 2018 as a Washington limited liability company. The term of the Company shall continue indefinitely, unless the Company is earlier dissolved by the occurrence of events more fully described in the limited liability company agreement.

The purpose of the Company is to acquire, develop and operate a residential and commercial building located at 1300 Pike Street, Seattle, Washington (the “Property”). The Property consists of 45 residential units and approximately 5,960 square feet of retail space.

A member of a limited liability company is not liable for debts, obligations, or other liabilities of the limited liability company by reason of being such a member.

The Company’s operations and financial performance are subject to certain business risks and uncertainties that include changes in economic conditions, rapid changes in the real estate market, and competition for residential and commercial building in the local marketplace, among others.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from those estimates.

Cash and Restricted Cash

At various times during the year, the Company has maintained cash balances in excess of federally insured limits. The Company believes it mitigates this risk by banking with major financial institutions.

Restricted cash consists of monies restricted for the benefit of the Company’s lender under the terms of the debt agreements.

F-31

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Restricted Cash (Continued)

The following table provides a reconciliation of cash and restricted cash within the balance sheets to the sum of the corresponding amounts within the statements of cash flows reported as of December 31:

	2020	2019

Cash	$255,967	$152,316
Security deposits	31,150	-
Restricted cash	422,354	203,077
Cash and restricted cash	$709,471	$355,393

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the allowance and a credit to accounts receivable. At December 31, 2020, the Company considers accounts receivable to be fully collectible.

Accounting for Real Estate

Real estate is recognized at cost less accumulated depreciation. Betterments, major renovations and certain costs directly related to the improvement of real estate are capitalized. Maintenance and repair expenses are charged to expense as incurred.

The cost of acquiring an asset includes the costs necessary to bring a capital project to the condition necessary for its intended use. Costs are capitalized once the construction of a specific capital project is probable. Construction-in-process consists of i) direct costs of construction, ii) professional fees for engineering, procurement, consulting, and other soft costs that are directly identifiable with the project, and iii) real estate taxes and interest on the loans used to fund the capital projects, including amortization of deferred financing costs (see Note 4) during the construction period.

F-32

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Real Estate (Continued)

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over the estimated useful lives. Range of useful lives for depreciable assets are as follows:

Category	Term
Building	40 years
Furniture, fixtures and equipment	7 years
Tenant improvements	Shorter of remaining life of lease or useful life

The Company reviews its owned real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators are present, the evaluation may include estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. Estimating future cash flows is highly subjective and includes an evaluation of factors such as the anticipated cash flows from the Property, which may include rental income from current leases in-place and projected future leases, estimated capital expenditures, and an estimate of proceeds to be realized upon sale of the Property. If such cash flows are less than the asset’s net carrying value, an impairment charge is recognized to earnings to the extent by which the asset’s carrying value exceeds the estimated fair value. The Company’s estimates could differ materially from actual results. The Company did not recognize any impairment losses on long lived assets during the years ended December 31, 2020 and 2019.

Deferred Costs

The Company defers costs incurred associated with the issuance of its debt obligations. Deferred financing costs are presented as deductions from the carrying value of the related debt obligation in the balance sheets and are amortized as a component of interest expense using the straight-line method, which approximates the effective interest method, over the terms of the respective financing agreements.

Deferred leasing costs consist of costs incurred in the successful negotiations of tenant leases, which are amortized on a straight-line basis over the terms of the respective leases.

F-33

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company’s revenues are primarily derived from rental income earned under operating leases with tenants, which fall under the scope of Leases (Topic 840). The Company recognizes the effects of any scheduled rent increases, rent abatements and prepayments on a straight-line basis over the term of the lease. This requires that rental income be recognized in equal annual amounts over the term of the lease. Deferred rent receivable represents the cumulative effect of straight-lining leases and is computed as the difference between income accrued on a straight-line basis and contractual rental payments.

Reimbursement Income

Leases provide for reimbursement to the Company of common area maintenance, which are recognized as earned. The Company plans to elect the lessor practical expedient upon the effective date of Accounting Standards Update (“ASU”) 2016-02. Under this expedient the Company anticipates combining the lease components and non-lease components and, as such, will account for the combined components under ASU 2016-02.

Advertising

Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for the years ended December 31, 2020 and 2019 were $10,543 and $0, respectively, and are recognized as a component of other operating expenses on the statements of operations.

Income Taxes

No provision or benefit for income tax has been included in these financial statements because taxable income or loss passes through to, and is reportable by, the members in accordance with the limited liability company agreement.

The tax positions of the Company are assessed to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit with a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has assessed the federal and state tax positions and has concluded that there are no material uncertain tax liabilities to be recognized or disclosed.

F-34

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, as amended, Leases (Topic 842). ASU 2016-02 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. Lessor accounting will not be fundamentally changed. Additionally, ASU 2016-02 requires that the Company capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. ASU 2016-02 is effective for the Company’s financial statements for the year ending December 31, 2022. The Company is currently evaluating the impact of Topic 842 on its financial statements.

NOTE 3 – REAL ESTATE

Construction of the Property commenced on July 30, 2018 and was completed and placed-in-service on June 1, 2020.

The Company and a member originally held 80.62% and 19.38% of the land, respectively. On January 1, 2020, the member exchanged its share of the land, which was valued at $888,800, for a 7.97% membership interest in the Company.

Real estate, net consisted of the following as of December 31, 2020 and 2019:

	2020	2019

Land	$4,582,380	$3,693,580
Building	18,338,868	-
Furniture, fixtures and equipment	225,606	-
Tenant improvements	112,500	-
Construction-in-process	-	12,890,054

Total real estate	23,259,354	16,583,634

Less accumulated depreciation	(266,004)	-

Real estate, net	$22,993,350	$16,583,634

Depreciation expense for the years ended December 31, 2020 and 2019 was $266,004 and $0, respectively.

F-35

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 4 – LOANS PAYABLE

On September 20, 2018, the Company entered into a loan agreement with Colorado Federal Savings Bank whereby it could borrow up to $15,500,000 to finance the construction of the Property at an interest rate of one-month LIBOR plus 4.125% per annum calculated on a 360-day year (the “Construction Loan”). The Construction Loan was interest only, which was being capitalized into the loan balance, and was secured by the Property. As of December 31, 2019, the balance of the Construction Loan was $9,241,836. On June 19, 2020, the Construction Loan was paid in full in the amount of $13,731,672. Interest expense related to the Construction Loan amounted to $343,539 and $304,728, respectively, for the years ended December 31, 2020 and 2019, of which $41,415 and $0, respectively, was expensed and $302,124 and $304,728, respectively, was capitalized as a cost of the building. Financing costs associated with the Construction Loan amounted to $387,391, and were capitalized as a cost of the building.

On June 19, 2020, the Company entered into a loan agreement with Washington Federal Bank, N.A. whereby it borrowed $16,500,000 (the “Bridge Loan”), which is secured by the Property and matures on June 1, 2025. The Bridge Loan required interest-only payments through June 30, 2021 at an interest rate of 2.85% calculated on a 360-day year. The Bridge Loan was paid in full on March 10, 2021. As of December 31, 2020, the balance of the Bridge Loan was $16,500,000. Interest expense related to the Bridge Loan amounted to $256,025 for the year ended December 31, 2020, which is included in interest expense on the statements of operations. The Bridge Loan was guaranteed by certain members of the Company.

The components of deferred financing costs as of December 31, 2020 and 2019 are summarized as follows and are presented as deductions from the mortgage note payable:

	2020	2019

Deferred financing costs	$64,754	$390,260
Less accumulated amortization	(7,074)	(252,043)

Deferred financing costs, net	$57,680	$138,217

Amortization of deferred financing costs for the years ended December 31, 2020 and 2019 of $63,987 and $0, respectively, was included in interest expense on the statements of operations. In addition, deferred financing costs amortization of $81,304 and $195,130 was capitalized to building for the years ended December 31, 2020 and 2019, respectively.

F-36

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 4 – LOANS PAYABLE (Continued)

On March 10, 2021, the Company issued $16,000,000 of its Taxable Variable Rate Demand Multifamily Housing Revenue Bonds (Solis Multifamily Project) 2021 Series A (the “Bonds”) and entered into a loan agreement with Poppy Bank whereby it borrowed $4,000,000 (the “Poppy Loan”). The Bonds mature on March 1, 2061 and the Poppy Loan matures on March 10, 2022. The Bonds require interest-only payments at the Variable Rate determined by the remarketing agent, as provided, and the Poppy Loan requires interest-only payments at an interest rate of 4.75%. Together, the Bonds and Poppy Loan require monthly deposits of accrued interest, a Drawing Fee of $300, a maintenance fee of 2.31%, as provided, a remarketing fee of 0.125%, as provided, and $1,125 for replacement reserves. Commencing in March 2024, monthly deposits will also include a payment into a sinking fund equal to an amount sufficient to amortize the outstanding Bonds over 360 months at a 6% interest rate. The Bonds contain a covenant requiring the Company to have a Debt Service Coverage Ratio, as defined, of equal to or greater than 120% commencing December 31, 2021. The Bonds and Poppy Loan are guaranteed by certain members of the Company.

As of December 1, 2020, the Company qualified for the Multifamily Tax Exemption Program, whereby it agreed to restrict rents on eight units at the Property at 80% or below of area median income for 12 years in exchange for 12 years of abated real estate taxes on the multifamily improvements.

The Poppy Loan in the amount of $4,000,000 is due on March 10, 2022. The Company believes the Poppy Loan will be refinanced under the State of Washington C-PACE tax assessment program, and if the Company fails to qualify, it intends to refinance by issuing $4,000,000 of additional bonds.

NOTE 5 – LEASES

Future minimum rentals to be received under non-cancelable operating leases with terms greater than one year, including a lease that was signed on May 1, 2021, for each of the succeeding five years and thereafter are as follows.

Year ending December 31,
2021	$437,179
2022	538,094
2023	552,702
2024	567,710
2025	439,846
Thereafter	100,508
$2,636,039

The preceding future minimum rental payments do not include option or renewal periods.

F-37

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 5 – LEASES (Continued)

One tenant provided approximately 40% of the combined residential and commercial rental income for the year ended December 31, 2020.

NOTE 6 – EQUITY

Income, losses and distributions from the Company are allocated to its members as follows, which is stated within the limited liability company agreement.

–	first, to the Class A Unit Holders in proportion to and to the extent of their unreturned Capital Contributions;

–	second, to all Class A Unit Holders in proportion to their respective accrued and unpaid Preferred Returns until each such Unit Holder has received an amount equal to such Unit Holder’s accrued and unpaid Preferred Return determined immediately prior to the distribution to be made under this section;

–	third, to Class B Unit Holders until they have received an amount equal to the Class B Catch-up of all distributions made to Class A Unit Holders; and

–	thereafter, to all Unit Holders in proportion to their Percentage Interests.

As of January 1, 2019, all Class A committed capital contributions have been called. Class B does not require capital contributions. As of December 31, 2020, the Company is in the first tier of its distribution waterfall stated above.

Each Class A and B Unit Holder has a voting interest equal to the number of units held over total units outstanding.

NOTE 7 – RELATED PARTY TRANSACTIONS

Property and Asset Management Fees

The Company engaged Solterra Capital Inc. (“Solterra”), a related party affiliated through certain members, to provide property and asset management services and consulting services with respect to the oversight of the Property. Solterra earns a management fee equal to 5% of annual gross revenues less the amount of fees paid to any third party professional management company (see Note 7). For the year ended December 31, 2020, Solterra did not earn a management fee.

F-38

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 7 – RELATED PARTY TRANSACTIONS (Continued)

Acquisition, Construction and Development Fees

Solterra earned a land acquisition fee equal to 1.0% of the Property’s purchase price, which amounted to $45,800. Solterra earned a construction management fee equal to 1.0% of the Property’s hard construction costs, which amounted to $135,517. During 2020 and 2019, construction management fees amounted to $68,059 and $34,029, respectively. Solterra earned a development fee equal to 2.5% of all the Property’s hard and soft costs which amounted to $422,640. During 2020 and 2019, development fees amounted to $117,351 and $46,940, respectively. The land acquisition fee, construction management fee and development fee were capitalized as a cost of the building. In March 2021, Solterra earned $46,941, which equaled the remaining 10% of the development fee when the Property reached 80% occupancy.

Guarantee Fee

Solterra earned a loan guarantee fee equal to 1% of the Construction Loan, which amounted to $146,711. The loan guarantee fee was capitalized to deferred financing costs and amortized over the life of the Construction Loan.

Related Party Notes Payable

On December 4, 2019, the Company entered into a revolving credit agreement with MJC Holdings, LLC, a related party affiliated through a member, whereby it could borrow up to $750,000 at an interest rate of 6% per annum (the “MJC LOC”). During 2020 and 2019, the Company borrowed $440,210 and $164,962, respectively, and repaid $255,172 and $0, respectively. Interest expense for the years ended December 31, 2020 and 2019 related to the MJC LOC amounted to $11,650 and $0, respectively, of which $6,825 was capitalized as a cost of the building and $4,825 was included in interest expense on the statements of operations for the year ended December 31, 2020. The MJC LOC was repaid in full on March 12, 2021.

On December 4, 2019, the Company entered into a revolving credit agreement with Fountainhead Management, a related party affiliated through a member, whereby it could borrow up to $750,000 at an interest rate of 6% per annum (the “Fountainhead LOC”). During 2020 and 2019, the Company borrowed $187,810 and $164,962, respectively, and repaid $252,772 and $0, respectively. Interest expense for the years ended December 31, 2020 and 2019 related to the MJC LOC amounted to $8,468 and $0, respectively, of which $6,808 was capitalized as a cost of the building and $1,660 was included in interest expense on the statements of operations for the year ended December 31, 2020. The Fountainhead LOC was repaid in full on March 12, 2021.

F-39

Solis Seattle, LLC

(A Washington Limited Liability Company)

Notes to Financial Statements

December 31, 2020 and 2019

(Continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Property Management Fees

The Company engaged Madrona Real Estate Services, LLC (“Madrona”), as operator and manager of the Property. Madrona earns a monthly management fee equal to the greater of i) 3.5% of monthly residential gross revenues excluding the third-floor tenant and 5% of monthly commercial gross revenues, or ii) $2,000. In addition, Madrona earns a leasing fee, as provided, and bills hourly for time spent related to management of the third-floor tenant. For the years ended December 31, 2020 and 2019, the Company incurred property management fees of $16,244 and $0, respectively. Unpaid property management fees amounted to $2,000 as of December 31, 2020 and are included in accounts payable, accrued expenses and other liabilities on the balance sheets.

Other

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the operational and financial performance of the Company’s real estate will depend on future developments, including the duration of the outbreak and the impact of COVID-19 on the financial markets and the overall economy as well as on the overall demand for leased space, including retail establishments, all of which are still highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to remain impacted for an extended period, the Company’s results may be materially adversely affected. As of the date of this report, COVID-19 has not had a material impact to the Company’s operations or financial performance as the Company has not experienced any material tenant defaults, early terminations or collection issues, however, any future impacts of COVID-19 are highly uncertain and cannot be predicted.

NOTE 9 – SUBSEQUENT EVENTS

The Company made distributions of $2,917,941 through October 27, 2021.

The Company has evaluated subsequent events through October 27, 2021, the date the financial statements were available to be issued.

F-40

Exhibit A

FORM OF SUBSCRIPTION AGREEMENT

1300 East pike PARTNERS LLC

A DELAWARE LIMITED LIABILITY COMPANY

NOTICE TO INVESTORS

Investing in units of limited liability company interest (the “Units”) issued by 1300 East Pike Partners LLC (the “Company”) involves significant risks. This investment is suitable only for persons who can afford to lose their entire investment and such investment could be illiquid for an indefinite period of time. No public market currently exists for the Units, and if a public market develops following the offering, it may not continue.

The Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities or blue-sky laws and are being offered and sold in reliance on exemptions from the registration requirements of the Securities Act and state securities or blue-sky laws. Although an offering statement (“Offering Statement”) has been filed with the Securities and Exchange Commission (the “SEC”), that offering statement does not include the same information that would be included in a registration statement under the Securities Act. The Units have not been approved or disapproved by the SEC, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon the merits of the offering or the adequacy or accuracy of the offering circular or any other materials or information made available to subscriber in connection with the offering. Any representation to the contrary is unlawful.

No sale may be made to persons in the offering who are not “accredited investors” unless the aggregate purchase price is less than 10% of the greater of such investors’ annual income or net worth. The Company is relying on the representations and warranties set forth by each subscriber in this subscription agreement and the other information provided by subscriber in connection with the offering to determine compliance with this requirement.

Prospective investors may not treat the contents of the subscription agreement, the offering circular or any of the other materials available (collectively, the “Offering Materials”) or any prior or subsequent communications from the Company or any of its affiliates, officers, employees or agents (including “testing the waters” materials) as investment, legal or tax advice. In making an investment decision, investors must rely on their own examination of the Company and the terms of the offering, including the merits and the risks involved. Each prospective investor should consult the investor’s own counsel, accountant and other professional advisor as to investment, legal, tax and other related matters concerning the investor’s proposed investment.

The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the offering and/or accept or reject in whole or in part any prospective investment in the Units or to allot to any prospective investor less than the amount of Units such investor desires to purchase.

Except as otherwise indicated, the Offering Materials speak as of their date. Neither the delivery nor the purchase of the Units shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date.

1

1300 EAST PIKE PARTNERS LLC

A DELAWARE LIMITED LIABILITY COMPANY

This subscription agreement (“Agreement”) is made as of the date set forth below by and between the undersigned (“Subscriber” or “you”) and 1300 EAST PIKE PARTNERS LLC, a Delaware limited liability company (the “Company” or “we” or “us” or “our”), and is intended to set forth certain representations, covenants and agreements between Subscriber and the Company with respect to the offering (the “Offering”) for sale by the Company of its units of limited liability company interest (referred to herein as the “Units”) as described in the Company’s Offering Circular dated as of the date of its qualification by the SEC, as amended by any post-qualification amendment (the “Offering Circular”).

1. Subscription and Purchase of Units.

a.	Maximum and Minimum. The maximum investment amount per investor is $3,187,500 (12,750 Units). The minimum investment amount per investor is $250 (1 Unit); however, we can waive the maximum or minimum purchase restriction on a case-by-case basis in our sole discretion and such waiver shall be evidenced by our acceptance of any such subscription and our countersignature on this Agreement.

b.	Irrevocable Subscription. Subject to the terms and conditions hereof, you irrevocably subscribe for and agree to purchase from the Company the number of Units set forth on the signature page to this Agreement at a purchase price of $250.00 per Unit for the total amount set forth on the signature page (the “Purchase Price”).

c.	Rejection. We have the right to reject or cancel your subscription, in whole or in part, whether or not we consummate the Offering. If we reject or cancel your subscription, we will refund to you amounts paid relating to such portion of the subscription that is rejected or cancelled, without interest. We may deduct third party processing fees, if any, from amounts refunded.

d.	Operating Agreement. You have received and read a copy of the Company’s Second Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) and agree that your execution of this Agreement constitutes your consent to and execution of the Operating Agreement, and, that upon acceptance of this Agreement by the Company, you will become a member of the Company as a holder of Units. When this Agreement is countersigned by the Company, the Operating Agreement shall be binding upon you as of the applicable closing date.

2. Subscription Procedures, Payment and Delivery

a.	Subscription Procedures. The procedures for subscribing to the Offering are set forth in Annex A to this Subscription Agreement.

b.	Payment. If you are subscribing using the LEX Markets Platform Method, you will pay the Purchase Price for the Units in the form of ACH debit transfer on the LEX Markets Platform. If you are subscribing using the Manual Subscription Method, you will pay the Purchase Price for the Units via wire transfer only as instructed in Annex A. Your subscription is irrevocable. An escrow agent will maintain all such funds for Subscriber’s benefit until the earliest to occur of: (i) the applicable closing date, (ii) the rejection of such subscription or (iii) the termination of the Offering by us in our sole discretion.

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c.	Acceptance. This subscription shall be deemed to be accepted only when this Agreement has been signed by the Company. The deposit of the payment of the Purchase Price for clearance will not be deemed an acceptance of this Agreement.

d.	Rejection or Termination. The payment of the Subscription Amount (or, in the case of rejection of a portion of the Subscriber’s subscription, the part of the payment relating to such rejected portion) will be returned, without interest, but subject to deduction of third-party processing fees, if any, if Subscriber’s subscription is rejected in whole or in part or if the Offering is terminated or canceled. If a subscription was made in a form of currency other than U.S. dollars, you will receive such payment in the form of a check in U.S. dollars via U.S. mail or, in our sole discretion, the currency in which the subscription was made. If we elect to make such payment in a currency other than U.S. dollars, we will use the same process we used to convert the subscription into U.S. dollars to convert the U.S. dollars back into the original currency and such amounts will be refunded to you. You will bear third party processing and exchange costs, if applicable.

e.	Issuance of Units. We will not issue Units until the initial closing and your funds will be stored in an escrow account until the applicable closing date. Upon the release of your Purchase Price to the Company at the applicable closing, you will receive notice and evidence of the digital book-entry (or other manner of record) of the number of Units owned by you reflected on the books and records of the Company, which books and records shall bear a notation that the Units were sold in reliance upon Regulation A.

3. Representations, Warranties and Agreements of Subscriber.

By executing this Subscription Agreement, Subscriber represents, warrants and agrees as of the date of execution of this Agreement and as of the applicable closing date of the Offering:

a.	Requisite Power and Authority and Related Matters. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement. All action on Subscriber’s part required for the lawful execution and delivery of this Agreement has been or will be effectively taken prior to the applicable closing. If Subscriber is a natural person, Subscriber is at least 21 years of age (or eighteen (18) years of age jurisdictions with such applicable age limit on contracting) and competent to enter into a contractual obligation. If an entity, Subscriber, represents that such entity was not formed for the specific purpose of acquiring the Units, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Units, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or if executing this Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom Subscriber is executing this Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which Subscriber is a party or by which it is bound. Upon execution and delivery, this Agreement will be a valid and binding obligation of Subscriber, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

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b.	Investment Representations. Subscriber understands that the Units have not been registered under the Securities Act. Subscriber also understands that the Units are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber’s representations contained in this Agreement. Subscriber is purchasing the Units for Subscriber’s own account. Subscriber has received this Agreement, the Offering Circular and the Operating Agreement. Subscriber and/or Subscriber’s advisors, who are not affiliated with and not compensated directly or indirectly by the Company or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with the Offering to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber’s own interests in connection with an investment in the Units.

c.	Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Units. Subscriber acknowledges that it is able to bear the economic risk of losing its entire investment in the Units.

d.	Investor Status. Subscriber represents that either:

●	Subscriber is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act; or

●	The Purchase Price set out in signature page to this Agreement, together with any other amounts previously used to purchase Units in the Offering, does not exceed 10% of the greater of Subscriber’s annual income or net worth (excluding Subscriber’s primary residence and automobiles).

e.	Unitholder Information. Within five days after receipt of a request from the Company, you agree to provide such information with respect to your status as a unitholder (or potential unitholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company’s unitholders. You further agree that in the event you transfer any Units, you will require the transferee of such Units to agree to provide such information to the Company as a condition of such transfer.

f.	Company Information. You have had an opportunity to discuss the business, management and financial affairs of the Company and Solis Seattle, LLC (“OpCo”) with managers, officers and management of the Company and OpCo and have had the opportunity to review OpCo’s operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that Subscriber is making an investment decision based on the information in the Offering Circular and except as set forth in the Offering Circular and herein, no representations or warranties have been made to Subscriber, or to Subscriber’s advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

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g.	Additional Subscriber Information; Payment Information. Subscriber agrees to provide any additional documentation the Company may reasonably request, including documentation as may be required by the Company to form a reasonable basis that Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, or as may be required by the securities administrators or regulators of any state, to confirm that Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits. Subscriber acknowledges that Subscriber’s responses to questions on the LEX Markets Platform are true, complete and accurate in all respects. Payment information provided by Subscriber through the LEX Markets Platform is true, accurate and correct and such payment information shall be deemed to be a part of this Agreement as if and to the same extent that such information was set forth herein.

h.	Neither the Company nor LEX Markets is an Investment Adviser. Subscriber understands that neither the Company nor LEX Markets is registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940, as amended.

i.	Valuation; Use of Proceeds. Subscriber acknowledges that the price of the Units was set by the Company on the basis of dividing (i) the purchase price that the Company paid for the Interest (as defined in the Offering Circular) by (ii) the number of Units offered in the Offering. The net proceeds of the Offering will be paid to OpCo to acquire the Interest.

j.	Domicile. Subscriber maintains Subscriber’s domicile (and is not a transient or temporary resident) at the address shown on the signature page and provided on the LEX Markets Platform.

k.	Power of Attorney. Any power of attorney of Subscriber granted in favor of the President and the Secretary of the Company and the Liquidator contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

l.	Underwriter Fees. No fees or commissions will be payable by the Company to brokers, finders or investment bankers with respect to the Offering. Please note that the Company has retained LEX Markets LLC (“LEX Markets LLC”) as an co-arranger, co-selling agent, and co-financial advisor in connection with the Offering, which in turn may engage other broker-dealers to assist us in finding potential investors. LEX Markets will receive certain fees and commissions and expense reimbursements from OpCo in respect of its activities, but no commissions, fees or expense reimbursements of LEX Markets shall be paid by the Company or from the proceeds of the Offering. LEX Markets is acting solely on a “best efforts” basis and will not acquire any Units.

m.	Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue of 1986, as amended (the “Code”)), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Units, (b) any foreign exchange restrictions applicable to such purchase, (c) any governmental or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Subscriber’s subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of Subscriber’s jurisdiction.

n.	Patriot Act; Anti-Money Laundering; OFAC. Subscriber should check the Office of Foreign Assets Control (“OFAC”) website at http://www.treas.gov/ofac before making the following representations. Subscriber hereby represents and warrants to the Company as follows:

●	Subscriber represents that (i) no part of the funds used by Subscriber to acquire the Units has been, or shall be, directly or indirectly derived from, or related to, any activity that may contravene United States federal or state or non-United States laws or regulations, including anti-money laundering laws and regulations, and (ii) no payment to the Company by Subscriber and no distribution to Subscriber shall cause the Company to be in violation of any applicable anti-money laundering laws or regulations including, without limitation, Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2002 and the United States Department of the Treasury Office of Foreign Assets Control regulations. Subscriber acknowledges and agrees that, notwithstanding anything to the contrary contained in the Offering Circular or any other agreement, to the extent required by any anti-money laundering law or regulation, the Company may restrict distributions or take any other reasonably necessary or advisable action with respect to the Units, and Subscriber shall have no claim, and shall not pursue any claim, against the Company or any other person in connection therewith. U.S. federal regulations and executive orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the “OFAC Programs”) prohibit dealing with individuals[1] or entities in certain countries regardless of whether such individuals[1] or entities appear on the OFAC lists.

●	To the best of Subscriber’s knowledge, none of: (1) Subscriber; (2) any person controlling or controlled by Subscriber; (3) if Subscriber is a privately-held entity, any person having a beneficial interest in Subscriber; or (4) any person for whom Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Subscriber agrees to promptly notify the Company should Subscriber become aware of any change in the information set forth in these representations. Subscriber understands and acknowledges that, by law, the Company may be obligated to “freeze the account” of Subscriber, either by prohibiting additional subscriptions from Subscriber, declining to make any distributions and/or segregating the assets in the account in compliance with governmental regulations, and any broker may also be required to report such action and to disclose Subscriber’s identity to OFAC. Subscriber further acknowledges that the Company may, by written notice to Subscriber, suspend the redemption rights, if any, of Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any broker or any of the Company’s other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

1 These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

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●	To the best of Subscriber’s knowledge, none of: (1) Subscriber; (2) any person controlling or controlled by the Subscriber; (3) if Subscriber is a privately-held entity, any person having a beneficial interest in Subscriber; or (4) any person for whom Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, [2] or any immediate family[3] member or close associate[4] of a senior foreign political figure, as such terms are defined in the footnotes below.

●	If the Subscriber is affiliated with a non-U.S. banking institution (a “Foreign Bank”), or if Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, Subscriber represents and warrants to the Company that: (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

●	Subscriber acknowledges that, to the extent applicable, the Company will seek to comply with the Foreign Account Tax Compliance Act provisions of the Code and any rules, regulations, forms, instructions or other guidance issued in connection therewith (the “FATCA Provisions”). In furtherance of these efforts, the Subscriber agrees to promptly deliver any additional documentation or information, and updates thereto as applicable, which the Company may request in order to comply with the FATCA Provisions. The Subscriber acknowledges and agrees that, notwithstanding anything to the contrary contained in the Offering Circular, any side letter or any other agreement, the failure to promptly comply with such requests, or to provide such additional information, may result in the withholding of amounts with respect to, or other limitations on, distributions made to the Subscriber and such other reasonably necessary or advisable action by the Company with respect to the Units (including, without limitation, required withdrawal), and the Subscriber shall have no claim, and shall not pursue any claim, against the Company or any other person in connection therewith.

2 A “senior foreign political figure” is defined as a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

3 “Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.

4 A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

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4. Survival; Indemnification. All representations, warranties and covenants contained in this Agreement and the indemnification contained herein shall survive (a) the acceptance of this Agreement by the Company, (b) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of Subscriber, and (c) the death or disability of Subscriber. Subscriber acknowledges the meaning and legal consequences of the representations, warranties and agreements in Section 2 hereof and that the Company has relied upon such representations, warranties and covenants in determining Subscriber’s qualification and suitability to purchase the Units. Subscriber hereby agrees to indemnify, defend and hold harmless the Company, its officers, directors, employees, agents and controlling persons, from and against any and all losses, claims, damages, liabilities, expenses (including attorneys’ fees and disbursements), judgments or amounts paid in settlement of actions arising out of or resulting from the untruth of any representation of Subscriber herein or the breach of any warranty or covenant herein by Subscriber. Notwithstanding the foregoing, however, no representation, warranty, covenant or acknowledgment made herein by Subscriber shall in any manner be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

5. Tax Forms. Subscriber will also need to complete an IRS Form W-9 or the appropriate Form W-8, which should be returned directly to us via the LEX Markets Platform. Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation), as applicable, when submitted to the Company will be true, correct and complete. Subscriber shall (i) promptly inform the Company of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the Internal Revenue Service instructions to such forms, the Code or any applicable Treasury Regulations or as may be requested from time to time by us.

6. No Advisory Relationship. Subscriber acknowledges and agrees that the purchase and sale of the Units pursuant to this Agreement is an arms-length transaction between it and the Company. In connection with the purchase and sale of the Units, neither the Company nor LEX Markets is acting as your agent or fiduciary. Neither the Company nor LEX Markets assumes any advisory or fiduciary responsibility in your favor in connection with the Units. Neither the Company nor LEX Markets has provided you with any legal, accounting, regulatory or tax advice with respect to the Units, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

7. LEX Markets Platform. If subscribing using the LEX Markets Platform Method, Subscriber acknowledges that it has read, understands and agrees to the terms and conditions, privacy policy and disclaimers on the LEX Markets Platform.

8. Telephone Consumer Protection Act Consent. Subscriber hereby expressly consents to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from the [Administrator], its affiliates, agents and others calling at their request or on their behalf, at any telephone numbers that Subscriber has provided to the Company or LEX Markets (including any cellular telephone numbers). Subscriber’s cellular or mobile telephone provider will charge Subscriber according to the type of plan Subscriber carries. To unsubscribe from text messages or promotional calls at any time, Subscriber may (i) reply STOP, STOPALL, UNSUBSCRIBE, CANCEL, END or QUIT to any text message such Subscriber receives from the Administrator or LEX Markets or (ii) email support@LEX-markets.com with one of the forgoing words in the subject line. Each Subscriber consents that following such a request to unsubscribe, such Subscriber may receive one final text message from LEX Markets confirming such request. Subscriber understands that unsubscribing from promotional and/or account-related texts or calls will not prevent LEX Markets from sending Subscriber text messages or telephone calls for purposes other than promotion and marketing.

9. Transfer Restrictions. Subscriber acknowledges that it shall not, without the prior consent of the Manager, transfer, assign or pledge its Units if, in the opinion of counsel, such transfer, assignment or pledge would result (i) the Interest being deemed “plan assets” for purposes of ERISA, (b) a change of U.S. federal income tax treatment of the Company and the Units or (c) the Company being required to become a reporting company under the Securities Exchange Act of 1934, as amended. Subscriber agrees that any such transfer would be void ab initio and the intended transferee shall acquire no rights in such Units.

As a condition to recording any transfer on our books and records, the transferring holder may be required to pay a transfer fee equal to the actual third-party transaction cost of recording such transfer. These costs will be charged on a per transaction basis irrespective of the number of Units transferred. Transfers will also be subject to restrictions imposed under state and international securities laws. Certificates or other instruments representing the Units, if any, shall bear a digital or physical restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such certificates or instruments):

THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER PURSUANT TO THE COMPANY’S AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AND THE SUBSCRIPTION AGREEMENT PURSUANT TO WHICH THESE SECURITIES WERE ORIGINALLY SOLD. ANY PURPORTED TRANSFER IN VIOLATION OF SUCH PROVISIONS SHALL BE VOID AB INITIO.

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10. Damage Limitation. IN NO EVENT SHALL THE COMPANY BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

11. Miscellaneous.

a.	Captions and Headings. The Article and Section headings throughout this Agreement are for convenience of reference only and shall in no way be deemed to define, limit or add to any provision of this Agreement.

b.	Notification of Changes. Subscriber agrees and covenants to notify the Company immediately upon the occurrence of any event prior to the consummation of the Offering that would cause any representation, warranty, covenant or other statement contained in this Agreement to be false or incorrect or of any change in any statement made herein occurring prior to the consummation of the Offering.

c.	Assignability. This Agreement is not assignable by Subscriber, and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modification, waiver or termination is sought.

d.	Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, legal representatives and assigns.

e.	Obligations Irrevocable. The obligations of Subscriber shall be irrevocable, except with the consent of the Company, until the consummation or termination of the Offering.

f.	Entire Agreement; Amendment. This Agreement states the entire agreement and understanding of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written. No amendment of the Agreement shall be made without the express written consent of the parties.

g.	Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision hereof, which shall be construed in all respects as if such invalid or unenforceable provision were omitted.

h.	Hardware and Software Requirements. In order to access and retain documents electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software. You will also need a printer if you wish to print electronic documents on paper, and electronic storage if you wish to download and save documents to your computer.

i.	Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to the conflicts of laws principles thereof. To the extent of any disagreement or matter relating to this Agreement, the Units or the LEX Markets Platform, including, without limitation, the enforceability of the arbitration provisions of this Agreement or the enforcement of any arbitration award, such disagreement or matter shall be exclusively submitted to the federal or state courts located in the City of New York.

j.	Notices. All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of the Company and or LEX Markets (or that you submitted to us via the LEX Markets Platform). You shall send all notices or other communications required to be given hereunder to the Company via email at support@LEX-markets.com (with a copy to be sent concurrently via prepaid certified mail to: LEX Markets LLC, 350 Fifth Avenue, Suite 4805, New York, New York, 10118, Attention: Investor Relations. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

k.	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

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l.	Digital Signatures. Digital (“electronic”) signatures, often referred to as an “e-signature”, enable paperless contracts and help speed up business transactions. The 2002 E-Sign Act was meant to ease the adoption of electronic signatures. The mechanics of this Subscription Agreement’s electronic signature include your signing this Agreement below by typing in your name, with the underlying software recording your IP address, your browser identification, the timestamp, and a securities hash within an SSL encrypted environment. This electronically signed Subscription Agreement will be available to both you and the Company, as well as any associated brokers, so they can store and access it at any time, and it will be stored and accessible on the LEX Markets Platform and hosting provider, including backups. Each of you and the Company hereby consents and agrees that electronically signing this Agreement constitutes your respective signature, acceptance and agreement as if actually signed by you in writing. Further, all parties agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of your signature or resulting contract between you and the Company. You understand and agree that your e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding and such transaction shall be considered authorized by you. By signing electronically below, you agree your electronic signature is the legal equivalent of your manual signature on this Subscription Agreement you consent to be legally bound by this Subscription Agreement. Alternatively, you may opt-out of this provision by printing a copy of this Agreement, signing it manually and returning it to the Company and, if your subscription is accepted, the Company will manually countersign it and return a countersigned copy to you via email.

m.	Consent to Electronic Delivery of Tax Documents. Please read this disclosure about how we will provide certain documents that we are required by the Internal Revenue Service (the “IRS”) to send to you (“Tax Documents”) in connection with your Units. A Tax Document provides important information you need to complete your tax returns. Tax Documents include Form 1099 and/or Form K-1. Occasionally, we are required to send you CORRECTED Tax Documents. Additionally, we may include inserts with your Tax Documents. We are required to send Tax Documents to you in writing, which means in paper form. When you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form. By executing this Agreement on the LEX Markets Platform, you are consenting in the affirmative that we may send Tax Documents to you electronically and acknowledging that you are able to access Tax Documents from the site which are made available under “My Account.” If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to:

LEX Markets LLC

Attn: General Counsel

350 Fifth Avenue, Suite 4805

New York, NY 10118

(212) 655-9816, Ext. 707

If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. You Must Keep Your E-mail Address Current With Us. You must promptly notify us of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting us at legal@LEX-markets.com.

n.	Electronic Delivery of Information. Subscriber and the Company each hereby agrees that all current and future notices, confirmations and other communications regarding this Agreement, the Operating Agreement and future communications in general between the parties, may be made by e-mail, sent to the e-mail address of record as set forth in this Agreement or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients spam filters by the recipients email service provider, or due to a recipient’s change of address, or due to technology issues by the recipients service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to you, and if you desire physical documents then you agree to be satisfied by directly and personally printing, at your own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that you desire.

* * * * *

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1300 EAST PIKE PARTNERS LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, Subscriber or its duly authorized representative has electronically executed and delivered this Subscription Agreement by clicking “I Agree” above and acknowledges that all of the information below is true and correct.

Number of Units:

SIGNATURE:

[By clicking “I Agree” I, Subscriber, have executed this Agreement intending to be legally bound]

(Signature of subscriber or authorized officer)

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1300 EAST PIKE PARTNERS LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

(This countersigned Signature Page will be returned to Subscriber when and if a subscription has been accepted immediately prior to the applicable closing)

ACCEPTED AND AGREED TO:

1300 EAST PIKE PARTNERS LLC

By:
Name:	Marc Coluccio
Title:	Managing Member

1300 East Pike Partners LLC

Attn: Marc Coluccio

2909 1st Avenue South

Seattle, Washington 98134

(503) 360-1109

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ANNEX A

PROCEDURES FOR SUBSCRIBING

After the qualification by the SEC of the offering statement of which the Offering Circular is a part, if you decide to subscribe for any Units in the Offering, you may purchase Units one of two ways: (1) by opening a brokerage account with LEX Markets and purchasing using the LEX Markets Platform website at https://www.LEX-markets.com/ (the “LEX Markets Platform Method”); or (2) if you are investing at least $50,000, by manually completing this Subscription Agreement, instructing the Company to deposit your shares with your account with another DTC-participant broker using the attached form, and wiring the purchase money to the escrow account held at Bank of America, N.A. by Computershares Trust Company, N.A. as escrow agent identified below (the “Manual Subscription Method”).

The LEX Markets Platform Method

The LEX Markets Platform provides a secure portal to enable you to subscribe as follows:

1.	Once an offering has been qualified by the SEC, you can initiate the subscription process by clicking a “Buy Units” link adjacent to a reference to the Offering.

2.	The next screen will require you to provide basic identifying information, including your name, email address, phone number, and to establish a password, after which you will be prompted to continue to the next screen.

3.	You will then be presented with a link to the final Offering Circular (and any post qualification supplements or amendments, if applicable) and basic information about the Offering, the number of Units offered, the maximum aggregate offering amount and the minimum investment amount.

4.	You will be requested to confirm the number of Units you wish to subscribe for and the corresponding dollar amount of your proposed subscription.

5.	After a prompt to continue, you will be requested to link a bank account and initiate an Automated Clearing House (ACH) transfer from that account to your LEX Markets account.

6.	After linking your bank account, LEX Markets sends you an email requesting you to click a link that verifies your email address and confirms that you created your account with LEX Markets.

7.	Assuming your e-mail address is valid, you will be directed to review and execute a copy of the subscription agreement, which contains an active hyper-link to the Operating Agreement and is self-populated with your name, address, telephone number, subscription amount and method of payment.

8.	Next, you will be requested to verify your identity and you will be presented with an active hyperlink to a Customer ID Program Notice which describes the identification information you need to provide. You will be prompted to provide us with your address, date of birth and your social security or tax identification number. You will also be asked: (i) whether you are an accredited investor (with appropriate definitions provided) and if not, you will be asked to confirm that your investment will be less than 10% of your net worth or annual gross income, (ii) whether you or anyone in your household are associated with a FINRA member, securities exchange, self-regulatory organization or the SEC and (iii) whether you or anyone in your household or immediate family is a 10% shareholder, officer, or member of the board of directors of a publicly traded company.

9.	After your identity is cleared against certain governmental terrorist watch lists and lists designed to prevent or deter money-laundering, you will be presented with a confirmation of your accepted subscription. Investors selecting ACH will receive an email that payment has been initiated and a follow-up email indicating that the payment has been received by the issuer.

10.	You will receive an email confirmation indicating the amount of your subscription, along with a fully executed copy of the subscription agreement, which will be time and date stamped, for your records.

11.	You will then be presented with a screen requesting certain tax exemption status information that will be used, along with other information previously provided, to populate a Form W-9 (Request for Taxpayer Identification Number and Certification) or W-8 (International), as applicable.

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12.	Lastly, you will be directed to a “My Account” screen that summarizes the status of your subscription, order history, whether or not Units have been issued, profile information, tax documents and active hyperlinks to this Agreement and Operating Agreement.

Any potential investor will have ample time to review the Offering Circular and subscription agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares the relevant offering circular qualified. All funds received from investors using the LEX Markets Platform Method will be held in FDIC-insured accounts at banks participating in Apex Clearing Corporation’s cash sweep program (“Apex FDIC Sweep Accounts”). LEX Markets LLC will not be responsible for collecting or holding investor funds. The funds in the Apex FDIC Sweep Accounts will be released to us only after we close on the applicable closing date. We intend to accept subscriptions on a rolling basis and complete one or multiple closings. Until the initial closing (or another applicable closing), the proceeds for the Offering will be kept in the Apex FDIC Sweep Accounts. At each closing, the Offering proceeds collected prior to the date of such closing will be distributed to us and the associated Units will be issued to the investors who subscribed prior to such applicable closing date. If there is no initial closing or if funds remain in the account upon termination of the Offering without any corresponding closing, the funds deposited in the Apex FDIC Sweep Accounts will be returned promptly to subscribers, in compliance with Rule 10b-9 of the Securities Exchange Act of 1934, as amended, without deduction and generally without interest.

The Manual Subscription Method

Investors investing at least $50,000 in the Offering may elect to invest using their existing account at another DTC-participant broker without using the LEX Markets Platform. To do so:

1.	Complete this Subscription Agreement manually, signing and indicating the number of units you wish to purchase on the signature page.

2.	Complete the DWAC Delivery Instructions below, indicating the name of your broker, the name on your account there, and your account number.

3.	Deliver the completed Subscription Agreement by email to a registered representative of LEX Markets and receive a confirmation that the representative received your Subscription Agreement; if you do not already have the email address of a LEX Markets registered representative, you may request one by contacting contact@LEX-Markets.com.

4.	Wire the purchase money you are investing to the following escrow account:

Bank of America, N.A.

Bank Address: 100 West 33rd St, New York, NY 10001

ABA/Routing #: 026009593

Swift #: BOFAUS3N

Account #: 4426874722

Account Title: Computershare Trust Company NA as Escrow Agent for 1300 East Pike Partners LLC

Account Address: 150 Royall St, Canton, MA 02021

Ref: 1300 East Pike Partners LLC

For wire call back verification, please contact: Jay Ramos

Corporate Trust Officer

(201)-680-4364

5.	Your LEX Markets registered representative will confirm the escrow agent’s receipt of your funds.

6.	At closing, the Company’s transfer agent will cause your shares to be deposited into your specified account.

DWAC DELIVERY Instructions:

1.
Name of DTC Participant (broker dealer at which the account or accounts to be credited with the Units are maintained)
2.
DTC Participant Number
3.
Name of Account at DTC Participant being credited with the Units
4.
Account Number of DTC Participant being credited with the Units

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